SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Financial Statements December 31, 2007 and 2006
(With independent auditors’ report thereon)
(A translation of the original report in Portuguese as published in
Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Brazilian Corporation Law
ANNUAL REPORT - Base-date–12/31/2007
NET SERVIÇOS DE COMUNICAÇÃO S.A.

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY'S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 -CNPJ 00.108.786/0001-65
5 – NIRE 35300177240

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 – CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 – TELEPHONE 2111-2606	8 - TELEPHONE -	9 – TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME João Adalberto Elek Junior
2 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar Parte			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 – TELEPHONE 2111-2606	9 - TELEPHONE -	10 – TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 – FAX -
16 - E-MAIL joao.elek@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR	1 – DATE OF BEGINNIG OF THE FISCAL YEAR	2 – DATE OF END OF THE FISCAL YEAR
1 - 2007	01/01/2007	31/12/2007
2 – 2006	01/01/2006	31/12/2006
3 - 2005	01/01/2005	31/12/2005
4 - NAME/ COMPANY NAME OF THE AUDITOR KPMG Auditores Independentes		5 – CVM COD 00418-9
6 – NAME OF THE TECHNICAL RESPONSIBLE Pedro Augusto de Melo		7 – CPF OF THE TECHNICAL RESP. 011.512.108-03

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 12/31/2007	2 12/31/2006	3 12/31/2005
Paid-up Capital
1 –Common	111,822	110,676	1,613,225
2 –Preferred	223,233	181,677	2,341,438
3 –Total	335,055	292,353	3,954,663
Treasury Stock
4 – Common	0	0	0
5 –Preferred	0	0	0
6 –Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 – EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – PAYMENT BEGINNING	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

Balance sheets
December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Parent Company
Account	Description	31/12/2007	31/12/2006	31/12/2005
1	Total assets	3,911,559	2,496,711	1,761,718
1.01	Current assets	216,670	343,489	139,864
1.01.01	Cash and cash equivalents	85,486	252,125	54,812
1.01.01.01	Cash	11,025	2,402	107
1.01.01.02	Investments and securities	74,461	249,723	54,705
1.01.02	Receivables	60,431	50,652	66,136
1.01.02.01	Customers	0	0	0
1.01.02.01.01	Subscriber accounts receivable	0	0	0
1.01.02.01.02	Provision for doubtful accounts receivable	0	0	0
1.01.02.01.03	Deferred revenues	0	0	0
1.01.02.02	Several credits	60,431	50,652	66,136
1.01.02.02.01	Accounts receivable from subsidiaries	60,431	50,652	66,136
1.01.03	Inventories	0	0	0
1.01.04	Other	70,753	40,712	18,916
1.01.04.01	Deferred taxes	0	1,206	2,076
1.01.04.02	Taxes recoverable	3,638	3,631	983
1.01.04.03	Other current assets	532	2,327	2,834
1.01.04.04	Related parties	0	0	0
1.01.04.05	Programming receivables from subsidiaries	33,205	17,255	3,516
1.01.04.06	Accounts receivables – sale of Investments	0	0	0
1.01.04.07	Interest on own capital	33,378	16,293	9,507
1.02	Non current assets	3,694,889	2,153,222	1,621,854
1.02.01	Sundry credits	46,715	101,142	193,976
1.02.01.01	Several credits	17,256	20,212	15,585
1.02.01.01.01	Judicial deposits	11,693	11,691	11,632
1.02.01.01.02	Prepaid expenses	5,563	8,521	3,953
1.02.01.02	Credits with subsidiaries	16,675	48,753	142,932
1.02.01.02.01	Credits with subsidiaries	8,249	24	0
1.02.01.02.02	Credits with subsidiaries	8,426	48,729	142,930
1.02.01.02.03	Credits with other subsidiaries	0	0	2
1.02.01.03	Others	12,784	32,177	35,459

Balance sheets
December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Parent Company
Account	Description	31/12/2007	31/12/2006	31/12/2005
1.02.01.03.01	Deferred income taxes	12,717	6,015	6,555
1.02.01.03.02	Other Credits	67	67	69
1.02.01.03.03	Accounts receivable - sale of investments	0	26,095	28,835
1.02.02	Fixed assets	3,648,174	2,052,080	1,427,878
1.02.02.01	Investments	3,603,934	2,007,613	1,373,840
1.02.02.01.01	Investments in subsidiaries	0	0	0
1.02.02.01.02	Investments in subsidiaries	0	0	0
1.02.02.01.03	Participation on subsidiaries	1,905,865	1,585,991	1,323,520
1.02.02.01.04	Participation on subsidiaries – Goodwill	1,693,934	421,622	50,320
1.02.02.01.05	Others investments	4,135	0	0
1.02.02.02	Property, plant and equipment	44,240	44,467	53,561
1.02.02.03	Intangible	0	0	0
1.02.02.04	Deferred charges	0	0	477

Balance sheets
December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Parent Company
Account	Description	31/12/2007	31/12/2006	31/12/2005
2	Total liabilities	3,911,559	2,496,711	1,761,718
2.01	Current liabilities	91,642	91,857	74,481
2.01.01	Loans and financing	2,497	2,919	0
2.01.02	Debentures	4,932	5,729	48,029
2.01.03	Suppliers	39,783	23,166	8,538
2.01.04	Taxes and contributions payable	1,449	1,050	698
2.01.04.01	Fiscal obligations	1,449	1,050	698
2.01.04.02	Income tax payable	0	0	0
2.01.05	Dividends payable	0	0	0
2.01.06	Provisions	35,642	35,321	12,374
2.01.06.01	Payroll and related charges	35,642	35,321	12,374
2.01.07	Related parties	1,184	11,376	197
2.01.07.01	Accounts payable to shareholders	0	0	0
2.01.08	Others	6,155	12,296	4,645
2.01.08.01	Accounts and expenses payable	6,155	12,296	4,645
2.02	Non current liabilities	1,081,514	1,164,629	1,065,968
2.02.01	Long-term liability	1,081,514	1,164,629	1,065,968
2.02.01.01	Loans and financing	265,695	320,700	0
2.02.01.02	Debentures	580,000	580,000	650,000
2.02.01.03	Provisions	0	0	0
2.02.01.03.01	Programming	0	0	0
2.02.01.04	Related parties	2,116	6,389	124,672
2.02.01.04.01	Related Parties – subsidiaries	28	6,374	124,669
2.02.01.04.02	Related Parties – shareholders	0	0	3
2.02.01.04.03	Related Parties – subsidiaries	2,088	15	0
2.02.01.04.04	Related Parties – subsidiaries	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	233,703	257,540	291,296
2.02.01.06.01	Fiscal obligations and other taxes payable	0	0	0
2.02.01.06.02	Provision for contingencies	233,703	257,540	282,997
2.02.01.06.03	Deferred income taxes	0	0	0
2.02.01.06.04	Provisions and others accounts payable	0	0	8,299
2.02.02	Deferred income	0	0	0
2.04	Shareholder’s Equity	2,738,403	1,240,225	621,269
2.04.01	Share capital	5,466,968	4,072,641	3,461,349
2.04.02	Capital reserves	285,520	355,924	430,193
2.04.02.01	Special goodwill reserve	221,873	292,277	366,546
2.04.02.02	Premiums on issue of debentures	54,945	54,945	54,945
2.04.02.03	Goodwill on share issues	8,702	8,702	8,702

Balance sheets
December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Parent Company
Account	Description	31/12/2007	31/12/2006	31/12/2005
2.04.03	Revaluation reserve	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiaries	0	0	0
2.04.04	Profit reserves	0	0	0
2.04.04.01	Legal reserve	0	0	0
2.04.04.02	Statutory reserve	0	0	0
2.04.04.03	Contingencies reserve	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Retained earnings	0	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0	0
2.04.04.07	Others profit reserves	0	0	0
2.04.05	Retained earnings/ (accumulated losses)	(3,014,085)	(3,188,340)	(3,270,273)
2.04.06	Advance for future capital increase	0	0	0

Statements of Income
Years ended December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Parent Company
Account	Description	01/01/2007 a 31/12/2007	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005
3.01	Gross operating revenue	102,358	63,299	0
3.02	Taxes and Other deductions	(14,586)	(8,755)	0
3.03	Net revenues	87,772	54,544	0
3.04	Cost of services rendered	0	0	0
3.05	Gross profit	87,772	54,544	0
3.06	Operating expenses / income	91,178	27,491	269,690
3.06.01	Selling expenses	0	0	0
3.06.02	General and administrative	(97,735)	(81,683)	(100,756)
3.06.02.01	General and administrative expenses	(79,818)	(63,815)	(80,534)
3.06.02.02	Depreciation and amortization	(17,917)	(17,868)	(20,222)
3.06.03	Financial	(49,583)	(97,092)	(2,435)
3.06.03.01	Financial income	35,390	26,352	227,468
3.06.03.02	Financial expense	(84,973)	(123,444)	(229,903)
3.06.04	Other operating income	445	1,570	3,559
3.06.05	Other operating expense	(27,832)	(14,496)	(27,910)
3.06.05.01	Amortization of goodwill on investments	(27,832)	(14,496)	(27,226)
3.06.05.02	Others	0	0	(684)
3.06.06	Equity on investees	265,883	219,192	397,232
3.06.06.01	Equity on investees	265,883	219,192	272,676
3.06.06.02	Provision for losses on investments	0	0	124,556
3.07	Operating income	178,950	82,035	269,690
3.08	Non operating income/(Loss)	(4,695)	(102)	(144,700)
3.08.01	Non operating income	29	398	225,939
3.08.02	Non operating losses	(4,724)	(500)	(370,639)
3.09	Income (loss) before income tax	174,255	81,933	124,990
3.10	Income tax expenses	0	0	673
3.11	Deferred income taxes	0	0	0
3.12	Participations/contributions of profit	0	0	0
3.12.01	Participation	0	0	0
3.12.02	Contribution	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0
3.15	Net income (Loss) for the Year	174,255	81,933	125,663

Statements of Changes in Financial Position
Years ended December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Parent Company
Account	Description	01/01/2007 a 31/12/2007	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005
4.01	Sources	1,291,460	1,621,494	1,649,930
4.01.01	Operations	(120,236)	(131,443)	(23,483)
4.01.01.01	Net income (loss) for the Year	174,255	81,933	125,663
4.01.01.02	Values that do not change current capital	(294,491)	(213,376)	(149,146)
4.01.01.02.01	Depreciation and amortization	45,749	32,363	47,448
4.01.01.02.02	Result on sale of property and equipment	(29)	575	(3,054)
4.01.01.02.03	Deferred income tax and social contribution	0	0	0
4.01.01.02.04	Provision(reduction) contingencies long-term	(38,407)	(46,629)	46,752
4.01.01.02.05	Participation on subsidiary	(265,883)	(219,192)	(397,232)
4.01.01.02.06	Monetary variation and interest of non-current	(40,693)	19,444	54,615
4.01.01.02.07	Minority shareholders	0	0	0
4.01.01.02.08	Loss of capital on investments	4,772	63	102,325
4.01.02	Shareholders	1,323,923	537,023	703,613
4.01.02.01	Capital increase	1,323,923	537,023	639,966
4.01.02.02	Premium on issuance of debentures	0	0	54,945
4.01.02.03	Goodwill on stock issue	0	0	8,702
4.01.02.04	Capital increase programming credits	0	0	0
4.01.02.05	Capitalization of resources	0	0	0
4.01.03	Third party	87,773	1,215,914	969,800
4.01.03.01	Non-current liability increase	0	0	6,799
4.01.03.02	Reduction of son-current assets	61,131	18,915	85,219
4.01.03.03	Reduction of accounts receivable of subsidiaries	0	0	0
4.01.03.04	Transfer of current liability to non-current liability	0	0	0
4.01.03.05	Transfer of non-current assets to current assets.	0	0	0
4.01.03.06	Transfer of property and equipment to current assets	0	0	0
4.01.03.07	Dividend received	555	163,531	254
4.01.03.08	Interest on own capital	24,692	15,255	11,184
4.01.03.09	Increase of accounts payable subsidiaries	0	0	0
4.01.03.10	Reduction of investment by incorporation	0	0	0
4.01.03.11	Value of the sale of property and equipment	133	1,247	216,344
4.01.03.12	Issue of debentures and perpetual notes	0	906,966	650,000
4.01.03.13	Reduction of capital of subsidiaries	0	110,000	0
4.01.03.14	Increase of non-current liability	1,262	0	0
4.02	Applications	1,418,064	1,435,245	238,336
4.02.01	Investment	1,388,290	627,982	0

Statements of Changes in Financial Position
Years ended December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Parent Company
Account	Description	01/01/2007 a 31/12/2007	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005
4.02.02	Property and equipment	17,794	9,970	16,116
4.02.03	Deferred	0	150	447
4.02.04	Increase on accounts receivable of subsidiaries	0	0	0
4.02.05	Reduction on accounts payable of subsidiaries	4,273	133,960	128,353
4.02.06	Transfer non-current liability to current liability	0	0	0
4.02.07	Increase of non-current assets	7,707	4,885	92,653
4.02.08	Reduction of non-current liability	0	658,298	767
4.03	Addition/ reduction on current capital	(126,604)	186,249	1,411,594
4.04	Variation of current assets	(126,819)	203,625	28,224
4.04.01	Current assets on the beginning of the year	343,489	139,864	111,640
4.04.02	Current assets on the end of the year	216,670	343,489	139,864
4.05	Variation of current liability	(215)	17,376	(1,383,370)
4.05.01	Current liability on beginning of the year	91,857	74,481	1,457,851
4.05.02	Current liability on the end of the year	91,642	91,857	74,481

Statements of changes in Stockholders’ Equity
Year ended December 31, 2007
(In thousands of Reais)

Account	Description	Capital Stock	Reserve of Capital	Reserve of Revaluation	Reserve of Profit	Profit/Losses Accumulated	Total of Stockholder’s
5.01	Beginning balance	4,072,641	355,924	0	0	(3,188,340)	1,240,225
5.02	Adjustments of prior fiscal years	0	0	0	0	0	0
5.03	Increase/ decrease of capital stock	1,323,923	0	0	0	0	1,323,923
5.04	Realization of reserve	70,404	(70,404)	0	0	0	0
5.04.01	Merger of the special reserve of goodwill	70,404	(70,404)	0	0	0	0
5.05	Shares on treasury	0	0	0	0	0	0
5.06	Profit/loss of fiscal year	0	0	0	0	174,255	174,255
5.07	Destination	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	Final balance	5,466,968	285,520	0	0	(3,014,085)	2,738,403

Statements of changes in Stockholders’ Equity
Year ended December 31, 2006
(In thousands of Reais)

Account	Description	Capital Stock	Reserve of Capital	Reserve of Revaluation	Reserve of Profit	Profit/Losses Accumulated	Total of Stockholder’s
5.01	Beginning balance	3,461,349	430,193	0	0	(3,270,273)	621,269
5.02	Adjustments of prior fiscal years	0	0	0	0	0	0
5.03	Increase/ decrease of capital stock	537,023	0	0	0	0	537,023
5.04	Realization of reserve	74,269	(74,269)	0	0	0	0
5.04.01	Merger of the special reserve of goodwill	74,269	(74,269)	0	0	0	0
5.05	Shares on treasury	0	0	0	0	0	0
5.06	Profit/loss of fiscal year	0	0	0	0	81,933	81,933
5.07	Destination	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	Final balance	4,072,641	355,924	0	0	(3,188,340)	1,240,225

Statements of changes in Stockholders’ Equity
Year ended December 31, 2005
(In thousands of Reais)

Account	Description	Capital Stock	Reserve of Capital	Reserve of Revaluation	Reserve of Profit	Profit/Losses Accumulated	Total of Stockholder’s
5.01	Beginning balance	2,735,727	452,202	0	0	(3,395,936)	(208,007)
5.02	Adjustments of prior fiscal years	0	0	0	0	0	0
5.03	Increase/ decrease of capital stock	639,966	0	0	0	0	639,966
5.04	Realization of reserve	85,656	(85,656)	0	0	0	0
5.04.01	Merger of the special reserve of goodwill	85,656	(85,656)	0	0	0	0
5.05	Shares on treasury	0	0	0	0	0	0
5.06	Profit/Loss of fiscal year	0	0	0	0	125,663	125,663
5.07	Destination	0	0	0	0	0	0
5.08	Other	0	63,647	0	0	0	63,647
5.08.01	Premium on issue of debentures	0	54,945	0	0	0	54,945
5.08.02	Goodwill on issue of shares	0	8,702	0	0	0	8,702
5.09	Final balance	3,461,349	430,193	0	0	(3,270,273)	621,269

Balance sheets
December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Consolidated
Account	Description	31/12/2007	31/12/2006	31/12/2005
1	Total assets	5,086,337	3,074,672	2,227,940
1.01	Current assets	954,361	808,036	696,096
1.01.01	Cash and cash equivalents	569,606	506,457	302,756
1.01.01.01	Cash	61,729	25,419	25,605
1.01.01.02	Investments and securities	507,877	481,038	277,151
1.01.02	Receivables	165,046	104,216	71,843
1.01.02.01	Customers	132,328	93,292	71,843
1.01.02.01.01	Subscriber accounts receivable	318,308	230,074	193,045
1.01.02.01.02	Provision for doubtful accounts receivable	(29,764)	(24,933)	(26,434)
1.01.02.01.03	Deferred revenues	(156,216)	(111,849)	(94,768)
1.01.02.02	Several credits	32,718	10,924	0
1.01.02.02.01	Accounts receivable - subsidiaries	32,718	10,924	0
1.01.03	Inventories	63,956	52,473	43,185
1.01.04	Other	155,753	144,890	278,312
1.01.04.01	Deferred taxes	117,956	116,466	152,872
1.01.04.02	Taxes recoverable	25,583	17,834	12,178
1.01.04.03	Other current assets	12,214	10,508	11,889
1.01.04.04	Related parties	0	0	101,373
1.01.04.05	Programming receivables from subsidiaries	0	82	0
1.01.04.06	Accounts receivables – sale of investments	0	0	0
1.01.04.07	Interest on shareholder’s equity capital	0	0	0
1.02	Non current assets	4,131,976	2,266,636	1,531,844
1.02.01	Sundry credits	466,547	485,361	545,625
1.02.01.01	Several credits	30,713	31,504	24,595
1.02.01.01.01	Judicial deposits	23,326	21,909	19,461
1.02.01.01.02	Prepaid expenses	7,387	9,595	5,134
1.02.01.02	Credits with subsidiaries	0	0	0
1.02.01.02.01	Credits with subsidiaries	0	0	0
1.02.01.02.02	Credits with subsidiaries	0	0	0
1.02.01.02.03	Credits with others subsidiaries	0	0	0
1.02.01.03	Others	435,834	453,857	521,030
1.02.01.03.01	Deferred taxes	433,844	425,965	488,628

Balance sheets
December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Consolidated
Account	Description	31/12/2007	31/12/2006	31/12/2005
1.02.01.03.02	Other credits of values	1,990	1,797	3,567
1.02.01.03.03	Accounts receivable - sale of investments	0	26,095	28,835
1.02.02	Fixed assets	3,665,429	1,781,275	986,219
1.02.02.01	Investments	1,830,052	568,254	80,930
1.02.02.01.01	Investments in subsidiaries	0	0	0
1.02.02.01.02	Investments in subsidiaries	0	0	0
1.02.02.01.03	Participation on subsidiaries	0	125,955	0
1.02.02.01.04	Participation on subsidiaries – Goodwill	1,825,753	442,135	80,766
1.02.02.01.05	Other investments	4,299	164	164
1.02.02.02	Property, plant and equipment	1,504,360	1,069,482	829,592
1.02.02.03	Intangible	42,494	0	0
1.02.02.04	Deferred charges	288,523	143,539	75,697

Balance sheets
December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Consolidated
Account	Description	31/12/2007	31/12/2006	31/12/2005
2	Total liabilities	5,086,337	3,074,672	2,227,940
2.01	Current liabilities	611,564	395,497	397,084
2.01.01	Loans and financing	19,736	2,919	91,347
2.01.02	Debentures	4,932	5,729	48,029
2.01.03	Suppliers	309,267	227,760	132,862
2.01.04	Taxes and contributions payable	112,265	71,098	71,226
2.01.04.01	Fiscal obligations	73,697	47,075	36,441
2.01.04.02	Income tax payable	38,568	24,023	34,785
2.01.05	Dividends payable	0	0	0
2.01.06	Provisions	97,087	65,462	29,659
2.01.06.01	Payroll and related charges	97,087	65,462	29,659
2.01.07	Related parties	24,905	0	0
2.01.07.01	Accounts payable to shareholders	0	0	0
2.01.08	Others	43,372	22,529	23,961
2.01.08.01	Accounts and expenses payable	43,372	22,529	23,961
2.02	Non current liabilities	1,736,370	1,438,746	1,209,207
2.02.01	Long-term liability	1,694,850	1,409,255	1,209,207
2.02.01.01	Loans and financing	519,975	320,700	0
2.02.01.02	Debentures	580,000	580,000	650,000
2.02.01.03	Provisions	0	0	0
2.02.01.03.01	Programming payable	0	0	0
2.02.01.04	Related parties	0	0	3
2.02.01.04.01	Related parties – subsidiaries	0	0	0
2.02.01.04.02	Related parties – shareholders	0	0	3
2.02.01.04.03	Related parties – subsidiaries	0	0	0
2.02.01.04.04	Related parties – associated companies	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	594,875	508,555	559,204
2.02.01.06.01	Fiscal obligations and other taxes payable	0	0	0
2.02.01.06.02	Provision for contingencies	590,372	506,497	546,554
2.02.01.06.03	Deferred income taxes	0	139	906
2.02.01.06.04	Provisions and other accounts payable	4,503	1,919	11,744
2.02.02	Deferred income	41,520	29,491	0
2.03	Minority shareholder’s	0	204	380
2.04	Shareholders equity	2,738,403	1,240,225	621,269
2.04.01	Capital	5,466,968	4,072,641	3,461,349

Balance sheets
December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Consolidated
Account	Description	31/12/2007	31/12/2006	31/12/2005
2.04.02	Capital reserve	285,520	355,924	430,193
2.04.02.01	Special goodwill reserve	221,873	292,277	366,546
2.04.02.02	Premiums on issue of debentures	54,945	54,945	54,945
2.04.02.03	Goodwill on share issues	8,702	8,702	8,702
2.04.03	Revaluation reserve	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiary/ associated company	0	0	0
2.04.04	Profit reserves	0	0	0
2.04.04.01	Legal reserve	0	0	0
2.04.04.02	Statutory reserve	0	0	0
2.04.04.03	Contingencies reserve	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Retained earnings	0	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0	0
2.04.04.07	Other profit reserves	0	0	0
2.04.05	Retained earnings/ accumulated losses	(3,014,085)	(3,188,340)	(3,270,273)
2.04.06	Advance for future capital increase	0	0	0

Statements of Income
Years ended December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Consolidated
Acocunt	Description	01/01/2007 a 31/12/2007	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005
3.01	Gross revenue of sales and services	3,538,837	2,467,724	1,968,644
3.02	Taxes and other deductions rrom revenue	(800,182)	(531,685)	(375,562)
3.03	Net revenues	2,738,655	1,936,039	1,593,082
3.04	Cost of goods sold and services rendered	(1,640,972)	(1,090,778)	(932,859)
3.05	Gross profit	1,097,683	845,261	660,223
3.06	Operating expenses / income	(858,350)	(640,880)	(522,882)
3.06.01	Selling expenses	(283,031)	(200,582)	(122,185)
3.06.02	General and administrative	(417,376)	(328,149)	(268,187)
3.06.02.01	General and administrative expenses	(383,258)	(300,451)	(236,533)
3.06.02.02	Depreciation and amortization	(34,118)	(27,698)	(31,654)
3.06.03	Financial	(74,038)	(116,127)	(101,325)
3.06.03.01	Financial income	75,379	50,008	177,647
3.06.03.02	Financial expense	(149,417)	(166,135)	(278,972)
3.06.04	Other operating income	11,234	43,608	24,175
3.06.05	Other operating expense	(69,907)	(40,010)	(55,360)
3.06.05.01	Amortization of goodwill	(50,120)	(24,428)	(42,310)
3.06.05.02	Other	(19,787)	(15,582)	(13,050)
3.06.06	Equity on investees	(25,232)	380	0
3.06.06.01	Equity on investees	(25,232)	380	0
3.06.06.02	Provision for losses on investments	0	0	0
3.07	Operating Income	239,333	204,381	137,341
3.08	Non operating income/(loss)	(12,459)	(5,698)	(13,532)
3.08.01	Non operating income	0	25,936	398,562
3.08.02	Non operating losses	(12,459)	(31,634)	(412,094)
3.09	Income (loss) before income tax	226,874	198,683	123,809
3.10	Income tax expenses	(37,013)	(25,134)	(34,460)
3.11	Deferred income taxes	(15,323)	(91,734)	36,479
3.12	Participations/contributions of profit	0	0	0
3.12.01	Participation	0	0	0
3.12.02	Contribution	0	0	0
3.13	Reversal of interest on shareholder’s equity	0	0	0
3.14	Minority Shareholder’s	(283)	118	(165)
3.15	Net income (loss) for the year	174,255	81,933	125,663

Statements of Changes in Financial Position
Years ended December 31, 2007, 2006 and 2005
(In thousands of Reais)

		Consolidated
Account	Description	01/01/2007 a 31/12/2007	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005
4.01	Sources	2,068,608	1,791,373	1,815,666
4.01.01	Of the operations	566,138	341,117	445,786
4.01.01.01	Net Income (Loss) for the year	174,255	81,933	125,663
4.01.01.02	Values that do not change current capital	391,883	259,184	320,123
4.01.01.02.01	Depreciation and amortization	407,144	195,299	211,390
4.01.01.02.02	Result on sale of property and equipment	13,208	7,536	18,606
4.01.01.02.03	Deferred income tax and social contribution	2,857	74,398	(36,479)
4.01.01.02.04	Provision(reduction) contingencies long-term	(50,349)	(81,302)	67,580
4.01.01.02.05	Participation on subsidiary	25,232	(380)	0
4.01.01.02.06	Monetary variation and interest of non-current	(18,532)	34,260	58,861
4.01.01.02.07	Minority shareholder’s	283	(118)	165
4.01.01.02.08	Loss of capital on investments	0	0	0
4.01.01.02.09	Deferred income	12,040	29,491	0
4.01.02	Of the shareholder’s	1,323,923	537,023	703,613
4.01.02.01	Capital increase	1,323,923	537,023	639,966
4.01.02.02	Premium on issuance of debentures	0	0	54,945
4.01.02.03	Goodwill on stock issue	0	0	8,702
4.01.02.04	Capital increase programming credits	0	0	0
4.01.02.05	Capitalization of resources	0	0	0
4.01.03	Third Party	178,547	913,233	666,267
4.01.03.01	Non-current liability increase	0	0	7,127
4.01.03.02	Reduction of non-current assets	6,442	4,511	7,906
4.01.03.03	Reduction of accounts receivable of subsidiaries	0	0	0
4.01.03.04	Transfer of current liability to non-current liability	0	0	0
4.01.03.05	Transfer of non-current assets to current assets.	0	0	0
4.01.03.06	Transfer of property and equipment to current assets	0	0	0
4.01.03.07	Dividend received	0	0	0
4.01.03.08	Interest on own capital	0	0	0
4.01.03.09	Increase of accounts payable subsidiaries	0	0	0
4.01.03.10	Reduction of investment by Incorporation	0	0	0
4.01.03.11	Value of the sale of property and equipment	917	1,756	1,234
4.01.03.12	Issue of debentures and perpetual notes	0	906,966	650,000
4.01.03.15	Debt	95,625	0	0
4.01.03.15	Cash from acquisitions of subsidiaries	75,563	0	0

		Consolidated
Account	Description	01/01/2007 a 31/12/2007	01/01/2006 a 31/12/2006	01/01/2005 a 31/12/2005
4.02	Applications	2,138,350	1,677,847	228,981
4.02.01	Investment	1,337,150	511,372	0
4.02.02	Property and equipment	575,116	397,165	143,414
4.02.03	Deferred	156,831	90,729	46,247
4.02.04	Increase on accounts receivable of subsidiaries	0	0	4,013
4.02.05	Reduction on accounts payable of subsidiaries	0	0	0
4.02.06	Transfer non-current liability to current liability	11,443	0	0
4.02.07	Increase of non-current assets	7,810	18,692	34,129
4.02.08	Reduction of non-current liability	50,000	659,889	1,178
4.03	Addition/ reduction on current capital	(69,742)	113,526	1,586,685
4.04	Variation of current assets	146,325	111,940	74,321
4.04.01	Current assets on the beginning of the year	808,036	696,096	621,775
4.04.02	Current assets on the end of the year	954,361	808,036	696,096
4.05	Variation of current liability	216,067	(1,586)	(1,512,364)
4.05.01	Current liability on beginning of the year	395,497	397,083	1,930,320
4.05.02	Current Liability on the end of the year	611,564	395,497	417,956

See the accompanying notes to the quarterly financial information.

Independent auditors' report

To
The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.
São Paulo - SP

We have examined the accompanying balance sheets of Net Serviços de Comunicação S.A. and the consolidated balance sheets of this Company and its subsidiaries as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity and the changes in financial position for the years then ended, which are the responsibility of its Management. Our responsibility is to express an opinion on these financial statements. The financial statements of VIVAX S.A. and Brasil TV a Cabo Participações S.A., related to the years ended on December 31, 2007 and 2006, were examined by other independent auditors and our opinion, related to the values of investments in the amounts R$ 158.600 thousands (R$ 125.955 thousands in 2006) and the negative results arising from these Companies in the amount R$ 6.402 thousand in 2007 and the positive result of the R$ 380 thousand in 2006, based solely on the report of such independent auditors.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting polices and estimates adopted by the Company management and its subsidiaries, as well as the presentation of financial statements taken as a whole.

In our opinion, based in our examinations and the report of other independent auditors, the aforementioned financial statements present fairly, in all material respects, the financial position of Net Serviços de Comunicação S.A. and the consolidated financial position of this Company and its subsidiaries as of December 31, 2007 and 2006, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Publicly-held company

Our examinations were performed with the objective of expressing an opinion on the aforementioned financial statements taken as a whole. The statements of cash flows for the years ended December 31, 2007 and 2006, represent supplementary information to those statements, which are not required by the accounting practices adopted in Brazil and have been included to facilitated additional analysis. This supplementary information was subject to the same audit procedures as applied to the financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the aforementioned financial statements taken as a whole.

January 31, 2008.

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo	Wagner Petelin
Contador CRC 1SP113939/O-8	Contador CRC 1SP142133/O-7

2007 Management Report

Dear gentlemen,

We hereby submit the Management Report and Financial Statements of Net Serviços de Comunicação S.A. (“Net Serviços” or “Company” or “NET”) for the fiscal year ended December 31, 2007, together with the Independent Auditors’ Report, for the appreciation of our shareholders, subscribers and suppliers, as well as the financial community and society in general.

2007 was once again a year of accomplishments for NET. We fully achieved our goals to perform a consistent strategy of accelerated and sustainable growth, offering unique products, with market expansion projects and mainly the pursuit of excellence in services offered to our subscribers.

We were the first in the Brazilian entertainment and telecom markets to offer our subscribers bundled services. The launching of Net Combo, a product that combines video, data and voice services in a single convergent platform was a huge market success. The product has been well received by our subscribers and played an essential role in the achievement of the Company's growth targets. The product is a benchmark in the Brazilian market, and helped NET become the leader in this market.

In May 2007, ANATEL approved the acquisition of Vivax S.A. (“Vivax”), the second greatest cable TV operator in Brazil at the time. The consolidation and integration of Vivax into NET’s operations took place during the following months, and we now have a unique offer in most of what used to be Vivax’s operations, offering a more complete Pay-TV lineup and a high-speed, quality broadband access, in addition to the voice service. In December 2007, the Company obtained CADE’s approval for this acquisition.

Our broadband market presence has become more and more significant. We have been consistently the Company with the greatest market share gains. We believe this is a result not only of our product quality and reliability, but also of the capacity NET has to offer and deliver the contracted speed to our subscribers. Our broadband base has reached a total of 1,423 thousand connected subscribers in 2007, a 96% growth. Our market share increased from 14% in 2006 to 18% in September 2007. Investments in the network to increase the bidirectional capacity proved to be important for the Company's strategy to become an increasingly important player in this market, which grows at very attractive rates. Our broadband offer was already available in 72 cities by the end of 2007.

As for the Pay-TV market, we are still market leaders, with around 2,575 thousand connected subscribers at the end of 2007. Our broad variety of products offered can meet from the most basic to the most advanced Pay-TV service, meeting individuals’ different needs. Also in this market, NET continues to grow in terms of market share. In September 2007, we held a 46% market share.

Proceeding with our strategy to grow and seek for growth strategies, we announce our intention to acquire the companies that operate in the Pay-TV and broadband Internet market under the brand BIGTV. BIGTV is an important Pay-TV and broadband provider in Brazil which operates in 12 cities in the States of São Paulo (Guarulhos, Valinhos, Botucatu, Jaú, Sertãozinho and Marília), Paraná (Ponta Grossa, Cascavel, Cianorte and Guarapuava), Alagoas (Maceió) and Paraíba (João Pessoa), fully supplementary to NET’s current footprint. This acquisition is subject to approval by Anatel in order for it to be carried out.

For a long time, NET held operations in 44 cities, and started 2007 with that same number. With the approval of the Vivax acquisition, we are already operating in 79 cities, and if the BIGTV acquisition is approved by ANATEL, we will advance to 91 cities. Taking into account that among these cities are the main state capitals and important countryside cities, we are comfortable to say we are operating in the right regions, which bring the necessary scale to justify a cable company.

By the end of the year, we had met all the goals established by the Board of Directors, ranging from subscriber base growth, accompanied by the highest standards of service quality or cash generation. We believe this result derives from the alignment of NET’s management team, which has shown material commitment to execute our strategy.

We began 2008 with a change in the Company's management. José Antonio Felix, our Chief Operations Officer, is now our Chief Executive Officer, replacing Francisco Valim, who remained in the position for nearly 5 years and played a significantly role in NET’s turnaround. Félix, who has been part of the management team that conducted NET’s current path from the beginning, was ahead of the Company's operating turnover. He has great know-how of the industry. He is fully aware of the challenges ahead and is sure that the unit in the management team will be maintained. Among his challenges is the maintenance of the current growth pace, with profitability and service quality in an increasingly more competitive environment.

We believe 2008 will also be a year of accomplishments and that our commitment to the future is shown by each and every one of us, who will continue to endeavor efforts in order to reach our final goal. After all, O Mundo é dos NETs (“The World Belongs to the NETs”).

1. Operating Performance

The Company still shows sound growth in its Revenue Generating Units (“RGU”), which is the sum of Pay-TV, Digital Video, Broadband and Voice services. By the end of 2007, the number of RGUs was 5,071 thousand, a 75% increase year-on-year. Such an increase in the number of RGUs shows that the execution of a strategy focused on Net Combo sales, the campaigns for migration of analog subscribers to digital packages and the incentive for subscribers to acquire more services is being successfully performed by the Company.

Regarding Pay-TV, the subscriber base reached 2,475 thousand subscribers, a 37% increase compared to 1,812 thousand subscribers in 2006. The diversification in sales channels, the strategy of creating higher value-added products, along with an even lower churn rate and the acquisition of Vivax, which brought around 300 thousand subscribers, resulted in this growth. The churn rate for the past 12 months in Pay-TV was 15.4%, slightly higher than the 13.4% recorded in 2006. Most of this increase results from the consolidation of Vivax’s subscriber base, which was operating with slightly higher churn rates when compared to NET. In this context, we have the opportunity to reduce this rate, which is already among the lowest in the world, by implementing NET’s product range and brand in cities previously served by Vivax.

The Digital Video subscriber base closed the year at 604 thousand subscribers, a 234% increase when compared to 181 thousand subscribers at the end of 2006. This increase results from investments made to expand the digital coverage area along with campaigns and incentives focused on subscribers with higher inclination to migration.

As for broadband, we continue on posting a strong growth. The subscriber base closed 2007 with 1,423 thousand subscribers, a 96% increase when compared to 727 thousand in 2006. The offer of a unique product in the market, particularly because of the high speed effectively delivered and the intensification of Net Combo sales campaigns along with the market growth and the investment to increase the number of houses with active bidirectional connection, in addition to the integration of Vivax’s subscribers, were the main drivers of this result. The churn rate for the past 12 months also posted a slight increase, from 13.8% in 2006 to 17.1%, due to the same reasons related to Pay-TV presented above.

The subscriber base of NET Fone Via Embratel reached 567 thousand subscribers, a 212% increase when compared to 2006. The result can be explained by the fact that this product is strongly related to broadband, also because of the cost-benefit appeal the product has if the subscriber has or is acquiring broadband.

2. Financial Performance and Liquidity

Main Balance Sheet Account Analysis

At the end of 2007, our Total Assets amounted to R$5.1 billion, 65% more than in 2006.

Cash position at year-end totaled R$569.6 million, enough to cover 93% of all the Company’s current liabilities and 51% of its total debt. If we add subscriber receivables, cash and cash equivalents amounted to R$701.9 million, 115% of current liabilities.

Inventories grew by 21.9%, from R$52.4 million in 2006 to R$64.0 million in 2007, as a result of the bidirectional connection and digitalization project.

Liabilities totaled R$2.3 billion, chiefly made up of gross financial debt totaling R$1.1 billion, including accrued interest of R$10.9 million.

Contingencies, another relevant component of our liabilities, totaled R$590.4 million, a 16.5% increase over the R$506.5 million recorded at the end of 2006. However, if we exclude the impact of the R$36.4 million monetary restatement included in this amount, contingencies would total R$554.0 million.

Shareholders’ Equity climbed from R$1,240.2 million in 2006 to R$2,738.4 million in 2007, due to the share issue in 2006 and the net income of R$174.3 million recorded in the year.

Consolidated Result Analysis

Net Revenues increased by 41.5%, totaling R$2,738.7 million, versus R$1,936.0 million in 2006. The growth in the subscriber base and the Company's ability to sell more products to its clients, with higher value added, were the main drivers of this result.

Operating Costs totaled R$1,641.0 million in 2007, a 50.4% increase when compared to R$1,090.8 million in 2006. Programming Cost increased by 25.2% in the year, mainly due to the higher number of subscribers in Pay-TV, while Other Operating Costs, which include mainly the customer service and the contracting of Internet link increased by 76.3% in 2007. As for the Customer Service, the increase was a result of the change in the service model and its subsequent resizing, aiming at serving a larger subscriber base and a greater variety of issues deriving from the diversification of products and services offered to clients. The increase in expenses related to Internet link results not only from the greater number of broadband subscribers, but also from the growth in the number high-speed connection users.

Sales, General and Administrative Expenses (SG&A) totaled R$666.3 million in 2007, a 33% increase when compared to R$501.0 million in 2006. Sales Expenses increased by 41.1% as a result of greater expenses with sales commissions, in view of the increased sales volume in the year, in addition to higher expenses related to advertising campaigns. General and Administrative Expenses increased by 27.6%, mainly as a result of the greater expenses with advisory related to the VIvax’s integration. Other General and Administrative Expenses increased year-on-year, mainly due to the non-recurrent equalization of accounting estimates for tax and labor contingencies at Vivax, and to the several reversals of contingencies throughout 2006.

Consolidated EBITDA reached R$745.7 million in 2007, a 44.7% increase when compared to R$515.4 million in 2006. The EBITDA margin remained stable at 27%, within the level deemed as adequate by the Company, considering the execution of a strong organic growth strategy in a highly competitive scenario.

This excellent performance was achieved with the support of an increasingly client-focused management team. Synergies between the company’s different departments have been created naturally so that projects are headed by our most talented people, allowing them to use their knowledge and skills in the most effective manner.

Liquidity

Throughout the year, the Company raised funds through Finame to finance the acquisition of equipment in the amount of R$98.0 million. Consolidated Gross Debt, which takes into account principal and interest, closed the year at R$1,124.6 million, 24% up from R$909.3 million in 2006, a result of the debt Vivax had, of the funding via Finame and the BRL appreciation, which reduced the equivalent in BRL of perpetual bonds. Total indebtedness in foreign currency dropped from 35.3% to 23.6% at the end of 2007. Cash and Cash Equivalents increased by 12.5% when compared to the R$506.5 million posted in 2006 and closed the year at R$569.6 million, in view of the increase in Vivax’s cash and cash equivalents. Thus, Net Debt at the end of the year totaled R$555.0 million, a 37.8% increase when compared to R$402.9 million at the end of 2006. The Net Debt/EBITDA ratio in the past 12 months dropped from 0.78 times to 0.69 times. Not taking amortizations of Finame into account, which did not affect materially our cash balance in the first years, the Company has no pressure to amortize the debt principal before the end of 2010.

By the end of the year, the Company's Capital Expenditures (CAPEX) totaled R$770.4 million.

Out of the total 2007 Capex, R$235.3 million was used for bidirectional network and digitalization projects, and R$535.1 million for the Company's current investments.

We have a sound liquidity position. Our current level of cash and cash equivalents added to the operating cash flow generation is enough to make the investments necessary to support the current growth rate within the existing network.

The management is considering the possibility of obtaining, under acceptable cost and term conditions, up to US$200 million through a debt, which would be primarily allocated to the Company’s inorganic growth and/or acceleration of its organic growth.

3. Capital Markets

Our share continues to figure among the 15 most liquid shares on Bovespa. Daily traded volume remained solid, averaging R$56 million in 2007, a 56% increase over the R$36million recorded in 2006. On Nasdaq, the average daily traded volume climbed from R$1 million in 2006 to R$7 million in 2007.

In 2007, our share (NETC4) depreciated by 10%, versus the Ibovespa’s appreciation of 44%. Our preferred share price moved down from R$24.24 on 12/31/2006 to R$21.70 on 12/31/2007. The price of our ADR remained stable at US$11.98. This translated into a market cap of R$7.3.

In terms of debt, we have a comfortable maturity term and low financing risk. In this context of positive trend, S&P upgraded the Company’s credit rating in September 2007 from brA+ to brAA- in the local scale and from BB- to BB in the global scale, both with a stable outlook. Moody’s rated the Company at Aa3 in August 2007in the local scale and upgraded from B3 to Ba2 in the global scale, both with a stable outlook. We believe the funding in the amount of up to US$200 million will not affect the Company's current risk ratings.

4. Corporate Governance

The Company believes that the maintenance of efficient internal controls is positive in the support to a sustainable business growth. We have been working towards mapping the risks of the business and guaranteeing that secure controls were implemented to mitigate them. At the end of 2007, after consolidating and testing these controls, we arrived at a risk level that was appropriate for the risk of the business as a whole. Both the CEO and CFO had no hesitation in certifying, on 12/31/2007, the quality of our internal controls, as required by the Sarbanes-Oxley Act. This certification did not include studies on Vivax’s internal controls.

This is the fifth year in which the CEO and the CFO have certified the quality and the integrity of our Earnings Disclosure, based on international standards, including information to the local market.

Our Disclosure Committee, implemented in 2003, is fully consolidated and plays an essential role in our disclosure and transparency procedures. NET also continues to participate, as a permanent member, in the corporate consultative forum organized by the International Finance Corporation (IFC) and the Organization for Economic Cooperation and Development (OECD), which discusses and analyses matters related to this issue with investors and financial market regulatory bodies.

The permanent Fiscal Board, established in 2005, continues to exercise the functions of the Audit Committee, as required by the Sarbanes-Oxley Act. All of its three members are independent and one of them is elected by the minority shareholders at the Annual Shareholders’Meeting.
This Board continues to work in harmony with the Board of Directors in its areas of responsibility, which has speeded up important decisions by the Company concerning such issues as the relationship with the internal and external independent auditors and the review and approval of the local Financial Statements, as a to the US capital markets.

Pursuant to the Bovespa’s rules for companies listed on Level II of Corporate Governance, 20% of the Board of Directors is comprised of independent members. The Board comprises 12 members, 7 of which elected by Globo and 3 by Embratel; the remaining 2 are independent.

It is supported by an Executive Board and a Financial Committee.

In 2007, NET maintained its commitment to exemplary treatment for minority shareholders, based on a planned and structured relationship. We held quarterly meetings with several professional associations in the financial area, attended 11 institutional investors’ conferences both in Brazil and abroad, and we always respect quiet periods. We have held a total of 11 Apimec presentations, having talked with investors of that association in São Paulo, Rio de Janeiro, Belo Horizonte, Brasília and Porto Alegre. In addition, we have been always available to clarify issues raised by current and potential investors, as well as the 17 independent analysts that cover the Company.

In accordance to the Company’s Bylaws, disputes and controversies arising out of or in connection with the Company’s Bylaws, to the Level 2 Rules, to the provisions of the Law 6,404/76, to the rules issued by the National Monetary Council, by the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, to BOVESPA’s rules and the other rules applicable to the functioning of the capital markets in general shall be resolved by arbitration to be conducted by means of the rules of Market Arbitration Chamber, created by BOVESPA.

5. Human Resources

We ended 2007 with 8,151 employees, compared to 5,108 in December 2006, an increase of 60%. This growth was concentrated in the sales and installation areas, in order to support the Company’s accelerated growth strategy.

In order to carry out an aggressive growth strategy, it is important that we keep all employees aligned in the same direction. In 2007, we maintained 2 compensation plans which involved a direct share in the Company’s financial and operational results.

The first of these, the Profit Sharing Plan (PPR), is based on annual results. In 2007, it resulted in a bonus of up to three monthly wages for all employees and a complementary bonus for certain managers and officers with specific powers in their respective area, in order to create synergies so the company can achieve its goals.

The second plan, which complements the first one, involves a select number of officers and managers and is intended to provide an additional incentive so that this group can institute the changes needed to facilitate the Company’s accelerated growth, albeit within solid parameters.

We believe these two complementary plans have played an important role in reducing the risk of non-compliance with our goals. After five years of operating results that were both consistent and in line with shareholders’ demands, we believe they have also been an extremely important factor in aligning management’s and shareholders’ interests. As for 2008, our shareholders have already approved a variable compensation plan, which is adequate to retain our key employees, as well as keep the alignment with the shareholders’ interests.

6. Relationship with the Independent Auditors

Our accounts in Brazilian GAAP were audited by KPMG. This company also rendered services not related to auditing, especially regarding covenant tests and assessment services at VIVAX, for which it was paid R$149 thousand, or 26% of its total audit fees. Theses services were provided in less than one-year period and the Company’s procedure is to request that such services to be handled by different teams from those auditing our accounts.

Our Financial Statements in US GAAP and Internal Controls were audited by Ernst & Young. Outside the auditing area, Ernst & Young also undertook Due Diligence works carried out in 2007.

All such services are duly analyzed by the Fiscal Board, which, in our case, also exercises the functions of the Audit Committee as required by US legislation. The Company’s independent auditors are led by the Fiscal Board, which forwards its opinion to the Board of Directors.

7. Special Thanks

The year was very successful for us, for not only did we reach our goals, but also went beyond them. For the fifth consecutive year we have grown, and in 2007 we had a record growth in all aspects.

We maintain our ambitious mission of building a company that genuinely understands its clients’ needs. We know how big of a challenge this will represent to us, but if our intention is to stand out and show that the NET brand represents added value, we have to keep endeavoring efforts to make our clients feel the difference when receiving our products and services in the comfort and convenience of their home.

Our capital structure is appropriate, and is giving us the return expected. The Company’s cash generation is a concrete evidence of these facts.

To all of those that we related to in 2007, we would like to thank for the support and hope to once again count on you at this stage, where we will all be COMMITED TO THE FUTURE of our clients.

São Paulo, January 31, 2008

Management Team

NET SERVIÇOS DE COMUNICAÇÃO S A

Notes to the financial statements
(In thousands of Reais)

1. Operations

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or holding interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the provision of access to added value services, rendering other telecommunication services, in any other type of signal distribution of any sort, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

The table below shows shareholding in the Company’s capital stock on December 31, 2007 and 2006:

	2007			2006

	Common	Preferred	Total	Common	Preferred	Total

Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	3.3%
Distel Holding S.A.	8.6%	-	2.9%	8.7%	-	3.3%
Globo Comunicação e Participações S.A.	1.7%	-	0.6%	1.5%	-	0.6%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	16.2%
Embratel Participações Ltda.	36.2%	5.4%	15.7%	36.2%	6.6%	17.8%
Empresa Brasileira de Telecomunicações S.A. - Embratel	1.9%	7.1%	5.3%	1.9%	8.6%	6.1%
Other Shareholders	0.6%	87.5%	58.5%	0.7%	84.8%	52.7%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	111,822,137	223,233,340	335,055,477	110,675,783	181,677,538	292,353,321

The activity of the main subsidiaries consists of the distribution of subscription television signals through the several cable networks located in the most important cities of the country. Since 2000, the Company also offers Internet access services through its cable network in the most important cities in which it operates. The concession from Anatel, the regulatory authority for the Brazilian telecommunications industry, for rendering television subscription services was granted to the subsidiaries in February 1997, for a term of 15 years. Renewal is possible provided that the subsidiaries have satisfactorily complied with the terms of the concession, have complied with the Executive Branch regulation and comply with the technical or economic requirements needed for the satisfaction of the necessities of the community, including modernization of the system. In 2006, the Company, in partnership with Empresa Brasileira de Telecomunicações S.A. (“Embratel”), introduced its service Net Fone Via Embratel, as its entry into the “triple play” market (combined offer of video, voice and data services). The product functions as if it were a conventional telephone line and enables users to make local, long distance and international calls to any conventional (fixed) telephone or cellular handset.

Management continues to focus on increasing the pay TV subscription base, broadband, Net Fone Via Embratel and to strengthen the loyalty policy of the existing subscription base, offering in an integrated and combined way several, several packages which reflect the needs of users of such services, which is measured on the basis of satisfaction studies conducted by independent companies. Investments have been for mostly related to the cost of installing these new subscribers and acquisition of new equipment for expansion.

Notes to the financial statements
(In thousands of Reais)

The growing introduction of digital TV combined with High Definition Television (HDTV), the possibility of offering packages of the several services in a combined way, the Company’s partnership with Embratel to exploit voice services on the basis of Embratel licenses, continual improvement of the quality of the services and increasingly enhanced control of the several operating processes are a few of the initiatives that have underwritten growth.

Net Serviços de Comunicação S.A. retains the following interest in the capital of the companies listed below:

	Percentage of interest in share capital

	2007		2006

	Direct	Indirect	Direct	Indirect

Subsidiaries
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Jonquil Ventures Limited	-	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participações Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	9.06	90.94	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiânia Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	-	-	100,00	-
Net Ribeirão Preto Ltda.	12.07	87.93	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	-	-	100.00
Net Florianópolis Ltda.	78.14	21.86	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
Televisão a Cabo Criciúma Ltda.	40.00	60.00	-	60.00
Net Curitiba Ltda.	-	-	-	100.00
Net Londrina Ltda.	86.45	13.55	-	100.00
Net Jundiaí Ltda.	100.00	-	50.00	-
Brasil TV Cabo Participações S.A.	-	-	82.81	-
Jacareí Cabo S.A.	-	83.00	-	-
TV Eucalipto Ltda.	-	100.00	-	-
TV Mogno Ltda.	-	100.00	-	-

Horizon Line Brasil Lrda.	8.18	91.82	-	-
Canbras TVA Cabo Ltda.	-	100.00	-	-
614 VH Vale S.A.	-	100.00	-	-
Vivax Ltda.	100.00	-	14.57	22.14

a. Acquisition of stockholding interest and capital increase

On December 21, 2007, the Company, ALUSA – Companhia Técnica de Engenharia Elétrica, Coax Telecomunicações Ltda. and the other shareholders which operate under the BIGTV (“BIGTV”) brand entered into agreements under which the Company has the objective of acquiring 100% of the stock representing the capital of BIGTV. Through its acquisition of BIGTV, the Company will extend its geographical coverage and manage a network covering some 9.4 million homes, thus improving its positioning in relation to its competitors. As part of the scope of this agreement, BIGTV operates pay-TV services and broadband internet in 12 cities, in the states of: São Paulo (Guarulhos, Valinhos, Botucatu, Jaú, Sertãozinho and Marília), Paraná (Ponta Grossa, Cascavel, Cianorte and Guarapuava), Alagoas (Maceió) and Paraíba (João Pessoa) and the transaction is subject to prior approval by the Brazilian Telecommunications Agency (ANATEL).

On December 24, 2007, after approval from the Brazilian Telecommunications Agency (ANATEL), shares in Guarupart Participações Ltda , which holds 78.16% of the capital stock of 614 TVG Guarulhos S.A., were transferred to CEPEC - Cia de Estudos, Patentes e Empreendimentos de Concreto, for the amount of R$ 4,998.

On December 28, 2007 after the Brazilian Telecommunications Agency (ANATEL) approved the transfer of 20.72% of the remaining shares in the subsiadiary 614 TVH Vale S.A. from Aquavit Holdings S.A. to the Vivax subsidiary comprising 100% of capital, for the amount of R$ 5,001.

On December 14, 2007, together with the shareholders of Televisão a Cabo Criciúma Ltda., the Company signed a promissory instrument for purchase and sale of shares representing its capital acquired all the stock of the subsidiary comprising 100% of its capital.

On November 5, 2007, the Company acquired all the nominative, no-par value common shares of TV Cabo e Comunicações de Jundiaí S.A., comprising 100% of its capital, which thus changed from a partly- to a wholly-owned subsidiary.

On May 18, 2007, the Brazilian Telecommunications Agency (ANATEL) approved the process of acquisition of shareholding control of Vivax S.A. (“Vivax”) and on June 11 the Company approved the implementation of corporate restructuring involving the Company and Vivax in two different stages; the first stage consisted of the incorporation of Brasil TV a Cabo Participações S.A. (BTVC) to the equity of Vivax, with its consequent extinction and the second was the incorporation to the Company's equity of the Vivax stock that was not previously owned by it, with the consequent conversion of Vivax to a wholly-owned subsidiary of the Company, as detailed in the explanatory notes 8 (Investments) and

Notes to the financial statements
(In thousands of Reais)

18 (Net shareholder equity).

On February 1st, 2007, the Company's capital stock was increased by tax benefits arising from the amortization of premium recorded against a special goodwill fund in relation to the acquisition of Globotel Participações S.A. in the amount of R$ 70,404.

On January 31, 2007, continuing the process of corporate restructuring announced in 2002, the Net Florianópolis Ltda. subsidiary acquired Net Piracicaba Ltda. and Net Joinville Ltda. subsidiaries and the Net Paraná Comunicações Ltda. subsidiary acquired Net Curitiba Ltda. On May 2, 2007 the Jonquil Ventures Limited subsidiary was wound up.

b. Other matters

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. The Company prepares annual and quarterly financial statements in accordance with generally accepted accounting principles in the United States of America – USGAAP.

In order to meet the requirements of the markets in which it operates, the Company has a policy of disclosing its corporate financial statements and USGAAP simultaneously.

The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and in the United States of America.

On June 3, 2002, the Company executed a Contract for the Adoption of Level 2 Corporate Governance Distinct Practices with BOVESPA – Bolsa de Valores de São Paulo (São Paulo Stock Exchange), created to distinguish a select group of companies, which commit to adopting the distinct Corporate Governance practices. The annual and quarterly financial statements of the Company include additional BOVESPA requirements.

According to the Company’s Bylaws, any disputes and controversies arising from or related to these Bylaws, Level 2 Regulation, the provisions of Law No. 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Promissory Clause).

Notes to the financial statements
(In thousands of Reais)

In order to ensure the adequacy of corporate governance levels and adhesion to the requirements of Sarbanes-Oxley Act of the United States do America, the Company has created a broader internal controls area, which in addition to the regular activities involving revision and management of operating controls is responsible for the implementation and support to the Company executives in the process of certification in relation to efficacy and efficiency of internal controls required by the Sarbanes-Oxley Act.

2. Preparation basis and presentation of the financial statements

The individual and consolidated financial statements of the Company and its subsidiaries were prepared in compliance with the accounting practices adopted in Brazil, provisions contained on the Corporation Law, complementary regulations issued by the Brazilian Securities and Exchange Commission – CVM and pronouncements from the Brazilian Institute of Independent Auditors – IBRACON.

Description of the significant accounting practices:

a.	Statement of income

The results of operations are calculated in compliance with the accounting regime on an accrual basis for the fiscal year.

Income from services is recorded in the statements of income when it is realized. Income is not recorded if there are significant uncertainties as to its realization.

b.	Use of estimates

Accounting practices adopted in Brazil require that Management uses estimates to record certain transactions which affect the assets and liabilities, income and expenses as well as to certain disclosures in the financial statements. The final results of these transactions and information related to their effective realization in subsequent periods, may differ from these estimates. Significant estimates related to the Company’s financial statements are revised quarterly and annually and refer to the provision for doubtful accounts receivable, deferred income tax assets, provision for contingencies, provision for inventory losses, useful life of equipment and market value of the derivatives.

c.	Foreign currency

Foreign currency assets and liabilities were translated into reais at the rate of exchange on the closing date of the balance sheet and the differences arising from the currency translation were recorded in income for the fiscal year.

Notes to the financial statements
(In thousands of Reais)

d.	Current assets

	•	Financial investments

Financial investments are recorded at cost plus income accrued up to the balance sheet date.

	•	Provision for doubtful accounts

This provision is established on the basis of the subscriber’s history of default and its amount is deemed sufficient by Management to cover any losses in the realization of accounts receivable.

	•	Inventories

Valued at the average cost of acquisition, which does not exceed the market value and when necessary, a provision for obsolescence has been recorded.

	•	Other current assets

Recorded at the net realizable value.

e.	Non current assets

	•	Long-term assets

Recorded at the net realizable value.

	•	Investments

Recorded at cost, combined with the following aspects: y The accounting practices adopted by the subsidiaries and associatedcompanies are consistent with those adopted by the Company; y The direct and indirect interest held in the subsidiaries is valued according to the equity method accounting;

Notes to the financial statements
(In thousands of Reais)

• The goodwill calculated on the acquisition of investments in subsidiaries was based on the expectation of future profits and is amortized according to the straight-line method over a maximum term of 10 years. Analyses of the value of the recovery of goodwill are conducted on an annual basis and based on future earnings projections.

• Property, plant and equipment

Property, plant and equipment are recorded at acquisition or construction cost. Depreciation is provided using the straight-line method at the annual rates mentioned in note 9, which take into account the estimated useful lives of the assets. Management’s estimates regarding the useful life of the assets comprising the signal distribution network are reviewed periodically to reflect the technology and merchandising changes.

Materials to be used in the construction of external and internal networks are classified under property, plant and equipment (equipment, cables, reception terminals etc.) as inventory to be used and valued at the average cost of acquisition, minus a provision for losses when appropriate. Expenses for repairs and maintenance of the signal distribution network are charged to income.

• Deferred charges

Include the amounts capitalized in the pre-operational and pre-maturation phase and the costs of the subscriber television residential internal network, Internet access and telephone, except equipment, when in excess of the amount of income arising from the net adhesion fees of the direct selling expenses as well as other expenses for projects which will serve to benefit future years.

Amortization of the deferred charges occurs in a period up to six years, from the date the benefits begin to be generated.

f.	Current and non current liabilities

Recorded at known or estimated amounts, plus, when applicable, the corresponding charges, price level restatements or exchange variations incurred up to the balance sheet date.

g.	Provisions

Notes to the financial statements
(In thousands of Reais)

A provision is recognized in the balance sheet when the Company has a legal obligation or as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the specific risks.

h.	Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated on the basis of rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 for income tax and 9% on taxable income for the social contribution tax and include offsetting tax losses and negative social contribution base, limited to 30%.

Deferred tax assets derived from tax losses, negative social contribution tax base and the temporary differences were recorded only for those companies which have a history of taxable income and perspectives for future income, based on technically prepared income projections.

The tax credit arising from the incorporated goodwill was classified as deferred income tax, based on its economic essence and its recoverability is assessed on the basis of projections of income from the operators which are recognizing the amortization of the incorporated goodwill for tax purposes.

Credits deemed unrealizable, including credits arising from tax losses and negative social contribution tax base, are assessed regularly on the basis of the Company’s business plan and, when necessary, provision for losses are recorded.

i.	Future year earnings

Refer mainly to advanced revenues to Empresa Brasileira de Telecomunicações S.A. - Embratel, without any type of right of return which will be fiber optics rental appropriated to income of the fiscal year for the 10-year term and revenues with special projects and network access appropriated to income of fiscal year for the 6-year term.

j.	Financial instruments

The Company calculates the market value of its financial instruments on the balance sheet date, including swap instruments, based on relevant market information available as well as according to other valuation techniques. Earnings and losses arising from swap instruments are recorded on income for the period.

k.	Cash flow statements

A provision is recognized in the balance sheet when the Company has a legal obligation or as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the specific risks.

h. Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated on the basis of rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 for income tax and 9% on taxable income for the social contribution tax and include offsetting tax losses and negative social contribution base, limited to 30%.

Deferred tax assets derived from tax losses, negative social contribution tax base and the temporary differences were recorded only for those companies which have a history of taxable income and perspectives for future income, based on technically prepared income projections.

The tax credit arising from the incorporated goodwill was classified as deferred income tax, based on its economic essence and its recoverability is assessed on the basis of projections of income from the operators which are recognizing the amortization of the incorporated goodwill for tax purposes.

Credits deemed unrealizable, including credits arising from tax losses and negative social contribution tax base, are assessed regularly on the basis of the Company’s business plan and, when necessary, provision for losses are recorded.

i. Future year earnings

Refer mainly to advanced revenues to Empresa Brasileira de Telecomunicações S.A. - Embratel, without any type of right of return which will be fiber optics rental appropriated to income of the fiscal year for the 10-year term and revenues with special projects and network access appropriated to income of fiscal year for the 6-year term.

j. Financial instruments

The Company calculates the market value of its financial instruments on the balance sheet date, including swap instruments, based on relevant market information available as well as according to other valuation techniques. Earnings and losses arising from swap instruments are recorded on income for the period.

k. Cash flow statements

The Company is presenting a cash flow statement elaborated in compliance with NPC 20 – Cash flow statement, issued by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors).

l. Information disclosed in accordance with generally accepted accounting principles in the United States of America - USGAAP (not audited)

The Company has preferred shares traded as American Depositary Shares – ADS within the NASDAQ in the United States of America, and is subject to the regulations of the Securities and Exchange Commission – SEC. Each ADS represents 1 preferred share traded under the code NETC.

Accounting practices adopted in Brazil differ from USGAAP applicable to the subscription television industry.

On December 31, 2007, the reconciliation of income for the fiscal year and of the net shareholder equity, in accordance with accounting practices adopted in Brazil and in the United States do America, is as follows:

	2007

	Net profit	Net shareholder
		equity

In accordance with Brazilian Corporation Law	174,255	2,738,403
Appropriation of adhesion charge revenue	4,434	(6,140)
Costs due to subscriber installations	(3,358)	42,466
Deferred revenue for program content suppliers	3,763	(5,135)
Depreciation and amortization	(19,123)	131,577
Difference in criterion for goodwill and equity earnings	60,222	385,117
Difference in criterion for deferred income tax	6,305	(173,006)
Difference in criterion for PP&E and deferred	(6,693)	(235,982)
Other	8,286	(1,228)

Under USGAAP	228,091	2,876,072

There are also differences in classification of asset and liability items, income statement items and required disclosures. The Company has adopted a policy of disclosing the essence of the transactions in a consistent manner in its corporate financial statements prepared and in accordance with USGAAP.

Some items on the December 31, 2006 balance sheet, such as judicial deposits, accounts payable for copyrights - ECAD (Note 15), provisions and other accounts payable and contingency provision (Note 17) were reclassified to be appropriate and consistent with the current period.

3. Consolidated financial statements

The consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds direct or indirect majority interest, in accordance with CVM Instruction No 247 and Article 248 of Law 6.404/76. Shown in Note 1.

The consolidation process of the asset accounts and of the result totals horizontally the balances of asset and liability accounts and income and expenses according to their nature, complemented by the following eliminations:

  Parent Company interest held in share capital, reserves and retained earnings of the subsidiaries;

  Minority interest, shares of net shareholder equity and earnings are highlighted;

  Balances of assets and liabilities accounts resulting from transactions among the consolidated companies;

  Income and expense accounts arising from significant transactions conducted among the consolidated companies.

The items comprising income and expenses of the current joint subsidiaries, Net Jundiaí Ltda., were included in the consolidated financial statements as of October 30, 2007, in proportion to the interest of the Company held in their share capital, since these investments were considered as jointly controlled until that time.

4. Cash and cash equivalents

	Parent Company		Consolidated

	2007	2006	2007	2006

Cash and banks	11,025	2,402	61,729	25,419

Certificates of bank deposits	-	249,723	4,449	481,038
Exclusive investment funds	74,461	-	503,428	-

	85,486	252,125	569,606	506,457

Certificates of bank deposits are remunerated at an average rate of 100% of the CDI fluctuation.

The exclusive investment fund held by the Company is represented mainly by units in local fixed-income investment funds, multiportifolio funds, creditor rights investment funds and others.

The Company aims to maintain a volume of cash sufficient for: (i) meeting working capital requirements; (ii) making investments as budgeted in the business plan; and (iii) confronting adverse conditions that may diminish its available liquidity.

These funds are allocated in order to: (i) obtain a return compatible with the maximum volatility determined by risk and investment policy; (ii) obtain a high level of diversification of the consolidated portfolio; (iii) manage credit risk relating to financial investments in accordance with the Company’s objectives; and (iv) track changes in market interest rates in Brazil or abroad.

5. Accounts receivable

	Consolidated

	2007	2006

Subscriber accounts receivable	318,308	230,074
(-) Deferred income	(156,216)	(111,849)
(-) Provision for doubtful accounts receivable	(29,764)	(24,933)

	132,328	93,292

Deferred income refers to pre invoicing of monthly subscriptions, to be allocated to income by the accrual method.

The average term for receipt from subscribers is approximately 30 days and the Company does not have any outstanding amounts receivable from subscribers older than 180 days.

In June, 2007, on the basis of studies conducted, the Company altered the calculation based used to estimate credit of doubtful settlement. This change in accounting estimates had an impact of R$ 4,000 until December 31, 2007. The balance of the doubtful accounts receivable provision is made up of accounts receivable balances over 90 days in arrears.

6. Inventories

	Consolidated

	2007	2006

Material for maintenance of networks	35,969	28,337
Material for installations and technical assistance	29,928	27,193
Provision for obsolescence	(1,941)	(3,057)

	63,956	52,473

7. Current and non current deferred and recoverable taxes

	Parent Company		Consolidated

	2007	2006	2007	2006

Recoverable taxes:
Withholding taxes	11,056	5,382	34,613	27,607
Recoverable federal taxes	1,661	1,839	45,511	31,078
Other	-	-	7,502	4,109

Total	12,717	7,221	87,626	62,794

Current	-	1,206	44,848	30,892
Non current	12,717	6,015	42,778	31,902

Deferred taxes:
Tax credits arising from goodwill upon merger	-	-	74,128	147,633
Income tax:
Tax losses	-	-	266,243	230,909
Temporary differences	-	-	18,269	13,570

	-	-	284,512	244,479
Social contribution:
Negative base	-	-	99,650	83,317
Temporary differences	-	-	5,885	4,208

	-	-	105,535	87,525

Total	-	-	464,174	479,637

Current	-	-	73,108	85,574
Non current	-	-	391,066	394,063

Tax credits arising from goodwill upon merger

Beginning January 2003, the operators started utilizing the tax credits arising from mergers, which are being amortized based on the straight-line method over a 72-month term based on the operators’ projections of taxable income.

During the fiscal year of 2007, the operators amortized for tax purposes, credits in the amount of R$ 84,983, which generated tax benefits of R$ 84,288 as a deductible expense in the operators’ taxable income. Additionally there was use of credits amortized in previous periods in the amount of R$.247 totaling a tax benefit for this period of R$ 84,535 (R$ 81,102 in 2006).

Of this benefit, the amount of R$ 73,378 (R$ 70,404 in 2006) is derived from the goodwill from the merger of Globotel Participações S.A. in August, 2001, and the remaining R$ 11,157 (R$ 10,698 in 2006) is related to the goodwill merged from the operators by the Company.

Given projections for future income submitted by the Net Brasília Ltda subsidiary, the Company reverted provision for losses on investments in the amount of R$ 11,478, for which tax credits will be made in 3 years.

As of December 31, 2007 and 2006 the remaining balances of tax credits recorded by the subsidiary operators by the Company are as shown below:

	2007	2006

Net São Paulo Ltda.	49,105	98,210
Net Rio Ltda.	2,073	26,479
Net Belo Horizonte Ltda.	8,076	16,152
Net Brasília Ltda.	14,874	6,792

	74,128	147,633

An estimate of the amortization of tax credits beginning on January 1st, 2007 is shown below:

2008	65,625
2009	6,372
2010	2,131

Total	74,128

Deferred income and social contribution taxes on tax losses, negative social contribution tax base and temporary differences

Offsetting tax losses and negative social contribution tax bases do not have any statute of limitations and are limited to 30% of annual taxable income generated annually.

The schedule of the estimates for realizing deferred taxes on tax losses, negative social contribution tax bases and temporary differences calculated on the basis of projections for future income and discounted to present values by the tax of Weighted Average Cost of Capital (WACC) of the Company is shown below:

2008	7,483
2009	44,181
2010	53,084
2011	63,226
2012 to 2014	186,013
2015 to 2017	36,060

Total	390,047

Unrecorded deferred tax assets	840,201

Total	1,230,248

Roll-forward of deferred income and social contribution tax on tax losses, negative social contribution tax base and temporary differences	Tax losses and negative tax base	Temporary differences	Total

Balances on December 31, 2006	314,226	17,778	332,004
Constitution of Income Tax and Social Contribution taxes on tax losses and negative tax bases	51,667	6,376	58,043

Balances on December 31, 2007	365,893	24,154	390,047

On December 31, 2007, there are unrecognized tax credits in the amount of R$ 840,201, adjusted until the date of the balance sheet, in relation to tax losses and negative calculation base for the social contribution.

Projections of results from operators considered annual amortizations of tax credits resulting from mergers as well as the conclusion of the capital restructuring process and indicated recovery of the recorded tax credits and deferred taxes.

According to the technical feasibility study conducted on the premises of the generation of future income, determined by the Company’s Management, the deferred tax assets recorded will be recovered in a maximum period of 10 years, which was submitted to the board of directors and approved.

The projected results, which considered perpetuity were transacted discounted to present values using the Company's Weighted Average Cost of Capital (WACC) of the Company and compared to projections at face value and the lesser of the two amounts was considered to determine the amount to be recorded as deferred tax assets.

Additionally, the Company’s Management continues to concentrate efforts on the most effective actions to enable a reduction in operating costs, for the purpose of increasing the profits of its operators.

The Company business plans are revised annually to reflect the changing economic scenario, market changes and the impact of Management’s decisions and included the following main assumptions:

  Focus on the broad band internet access service (Net Vírtua), in key markets where there are high population density and available income, and the expansion of access to areas of lower population density but which has a high degree of available income.

  Realization of course of action with subscribers to improve the subscription TV mix subscribers, encouraging migration to packages which offer greater margins and better perception of value in addition to added value services.

  Offer of new added value services to subscribers based on pay per view products including film, sports and à la carte channel menu selections.

  Improved quality of services based on the outsourcing of Customer Service and Information Technology areas which has decreased and should continue to decrease the annual rates of subscriber cancellations and respective operating costs.

  Launch of Net Digital (digital interactive TV), which contributes toward increased income per subscriber and enables the Company to offer a higher quantity of products and added value services.

  Continued expansion of key operating processes of the Company, such as sales, installations and retentions, which have resulted in a reduction of costs per subscriber.

  Consolidation of the Net Fone Via Embratel product, which is likely to provide gradual but steady growth of sales of Pay-TV packages integrated with broadband and fixed telephony products.

The tax credits corresponding to amortized installments against taxable income in the short term have been recorded under current assets.

The estimates for recovery of tax credits were based on the projections of taxable income considering several financial and business assumptions prevailing at the fiscal year ended in 2007. Consequently, estimates are subject to not being real in the future, taking into consideration the uncertainties inherent to the projections.

A reconciliation of the income/expenses calculated by the application of combined tax rates and income tax and social contribution tax expenses presented in the statements of income is shown below:

	Parent Company		Consolidated

	2007	2006	2007	2006

Profit before income and social contribution taxes	174,255	81,933	226,874	198,683

Exclusion from income of the equity earnings and results from	(256,821)	(219,129)	25,232	-
the change in the percentage of interest in share capital

(Loss) Profit before taxes	(82,566)	(137,196)	252,106	198,683

Combined tax rate of 34%	28,072	46,647	(85,716)	(67,552)

Permanent additions:
Nondeductible expenses	(8,772)	(6,049)	(18,277)	(8,604)

Permanent exclusions:
Tax effect of provisions on incorporated goodwill	-	-	84,536	81,102
Non-taxable revenues	-	-	801	-

Other items:
Income and social contribution taxes on unrecorded tax losses
and temporary differences for the period	(19,300)	(40,598)	(12,467)	(48,534)
Income and social contribution taxes on recorded tax losses
and temporary differences	-	-	69,636	7,168
Other tax credits (debits)	-	-	(5,866)	4,535

Revenues (expenses) of income tax and social security charges
on earnings for period less amortization of tax credit	-	-	32,647	(31,885)

Effective rate	0.00%	0.00%	12.95%	16.05%

Amortization of tax credit on goodwill	-	-	(84,983)	(84,983)

Income Tax and Social Contribution for the Period	-	-	(52,336)	(116,868)

8. Investments

	Parent Company		Consolidated

	2007	2006	2007	2006

Investments in subsidiaries and associated	1,905,865	1,585,991	-	125,955
companies
Goodwill on the acquisition of	1,693,934	421,622	1,825,753	442,135
investments

	3,599,799	2,007,613	1,825,753	568,090
Other investments	4,135	-	4,299	164

	3,603,934	2,007,613	1,830,052	568,254

Detailed information regarding the breakdown and transactions concerning goodwill and investments as well as relevant information related to the subsidiaries are shown below:

a) Goodwill / Discount

	Balances on	Additions	Goodwill	Investments	Balances on
Companies	2006		amortization	Transfer	2007

Goodwill
Brasil TV Cabo Participações S.A.	232,643	-	-	(232,643)	-
Vivax Ltda.	153,154	1,286,434	(18,067)	232,643	1,654,164
Net Sul Comunicações Ltda.	35,501	-	(9,467)	-	26,034
Net Jundiaí Ltda.	-	11,699	-	-	11,699
Net São Paulo Ltda.	-	-	-	-	-
Net Recife Ltda.	324	-	(299)	-	25
TV a Cabo Criciúma Ltda.	-	2,012	-	-	2,012

Total Parent Company	421,622	1,300,145	(27,833)	-	1,693,934
Antenas Comunitárias Brasileiras Ltda. – Blumenau	8,816	-	(2,645)	-	6,171
Net Londrina Ltda.	8,219	-	(2,497)	-	5,722
Net Paraná Comunicações Ltda.	1,773	-	(1,773)	-	-
Net São Paulo Ltda.	1,144	-	(687)	-	457

Canbras Participações	-	134,532	(14,510)	-	120,022
TV Eucalipto Ltda.	-	646	(51)	-	595
Other	561		(124)	-	437

Total Consolidated	442,135	1,435,323	(50,120)	-	1,827,338

Discount
614 TVH Vale S.A.	-	(1,585)	-	-	(1,585)

Total premium/ consolidated discount	442,135	1,433,738	(50,120)	-	1,825,753

b) Investments

							Gains and
Companies	Balances	Increase	Additions	Dividends	Interest	Equity	Losses -	Write-	Transfers	Balances in
	in	of		Received	on own	Earnings	variation of	offs		2007
	2006	capital			capital		holding

Equity earnings:
Subsidiaries:
Net São Paulo Ltda.	635,754	-	-	-	-	106,743	-	-	-	742,497
Net Rio Ltda.	420,684	48,303	-	-	(2,197)	85,219	-	-	-	552,009
Jonquil Ventures Limited	27,160	-	-	-	-	721	-	(27,881)	-	-
Net Jundiaí Ltda.	6,097	1,352	8,301	(555)	(467)	2,389	-	-	-	17,117
Net Franca Ltda.	5,116	-	-	-	(315)	562	-	-	-	5,363
Net Recife Ltda.	4,798	-	-	-	(300)	964	-	-	-	5,462
Net Sul Comunicações Ltda.	199,438	-	-	-	(12,460)	32,922	-	-	-	219,900
Net São Carlos Ltda.	3,473	-	-	-	(216)	1,008	-	-	-	4,265
Net Indaiatuba Ltda.	1,821	1,500	-	-	(84)	138	-	-	-	3,375
Net Piracicaba Ltda.	141,174	-	-	-	-	3,712	-	-	(144,886)	-
Net Florianópolis Ltda.	-	-	-	-	(8,653)	38,018	4,289		144,886	178,540
Reyc Comércio e Participações Ltda.	14,521	-	-	-	-	(205)	-	-	-	14,316
Net Bauru Ltda.	-	3,000	-	-	-	11	(2,191)	-	-	820
Net Ribeirão Preto Ltda.	-	9,900	-	-	-	184	(6,870)	-	-	3,214
TV a Cabo Criciúma Ltda.	-	-	488	-	-	(101)	-	-	-	387
Brasil TV Cabo Participações S.A.	75,926	-	-	-	-	(45,090)	-	-	(30,836)	-
Vivax Ltda	50,029	88,569	-	-	-	38,688	-	-	(18,686)	158,600

	1,585,991	152,624	8,789	(555)	(24,692)	265,883	(4,772)	(27,881)	(49,522)	1,905,865

c) Information related to subsidiaries and associated companies

	2007

	Interest on

		Share					Effect on the
	Quotas	Capital	Shareholders’	Share			Parent Company
Companies	(thousand)	(%)	equity	Capital	Income	Investments	results

Subsidiaries:
Net São Paulo Ltda.	42,830	97,40	762,289	497,759	109,588	742,497	106,743
Net Rio Ltda.	31,877,481	100,00	552,009	318,775	85,219	552,009	85,219
Jonquil Ventures Limited	1	100,00	-	-	-	-	721
Net Jundiaí S.A.	1,020,366	100,00	17,117	10,204	2,389	17,117	2,389
Net Franca Ltda.	3,097,544	100,00	5,363	30,976	562	5,363	562
Net Recife Ltda.	2,675,720	100,00	5,463	26,757	964	5,462	964
Net São Carlos Ltda.	8,800	100,00	4,265	8,800	1,008	4,265	1,008
Net Indaiatuba Ltda.	782,030	100,00	3,375	7,821	138	3,375	138
Net Piracicaba Ltda.	165,788	100,00	-	-	-	-	3,712
Net Sul Comunicações Ltda.	65,552,565	100,00	219,900	655,526	32,922	219,900	32,922
Net Florianópolis Ltda.	14,488,566	78,13	228,504	185,431	49,270	178,540	38,018
Reyc Comércio e Participações Ltda.	921	26,94	53,142	313,262	(762)	14,316	(205)
Net Bauru Ltda.	2,400	9,06	9,053	33,100	316	820	11
Net Ribeirão Preto Ltda.	990,000	12,07	26,631	82,048	3,885	3,214	184
TV Cabo CriciúmaLtda.	128	40,00	968	320	457	387	(101)
Brasil TV Cabo Participações S.A.	-	-	-	-	-	-	(45,090)
Vivax Ltda(*)	47,819,366	100,00	158,600	478,194	18,829	158,600	38,688

						1,905,865	265,883

(*) As of September 24, 2007, units were no longer traded on the São Paulo Stock Exchange (BOVESPA) due to delisting with capital becoming closely held and applying to the Brazilian Securities and Exchange Commission (CVM) to cancel Vivax's registration as a publicly traded company.

On January 31, 2007, continuing the process of ownership restructuring announced in 2002, the subsidiary Net Florianópolis Ltda. incorporated the subsidiaries Net Piracicaba Ltda. and Net Joinville Ltda. and the subsidiary Net Paraná Comunicações Ltda. incorporated Net Curitiba Ltda. On May 02, 2007, the subsidiary Jonquil Ventures Limited was wound up.

Acquisition of Vivax

On October 11, 2006, the Company and certain Vivax shareholders entered into agreements under which the Company initially acquired a minority holding of 36.7% in Vivax, 14.6% held directly and 22.1% indirectly through its minority holding in BTVC, and it will subsequently acquire control of Vivax.

The Extraordinary General Meeting of June 11, 2007, approved implementation of ownership restructuring involving two different and subsequent stages: (I) incorporation of Brasil TV e Cabo Participações S.A. to the equity of Vivax, with its consequent winding up; and (II) incorporation to the Company's equity of the Vivax stock that was formerly not in its possession with the consequent translation of Vivax to a wholly owned subsidiary of the Company.

Vivax Ltda. consolidated balance sheet on December 31, 2007 and income statement for 7 month ended on December 31, 2007 are shown below.

BALANCE SHEET ON DECEMBER 31, 2007

ASSETS
Current assets	117,803

Non-current assets	3,583
Fixed assets
Investments	119,032
Property, plant and equipment and deferred assets	295,968

Non-current assets	415,000

Total assets	536,386

LIABILITIES
Current liabilities	94,836
Non Current liabilities	282,950
Shareholders’ equity	158,600

Total liabilities	536,386

STATEMENT OF INCOME AGGREGATE FROM JUNE TO DECEMBER, 2007

Gross revenues	327,297
Net revenues	237,646
Cost of services rendered	(114,782)
Gross profit	122,865
Operating income / expenses	(79,082)
Operating profit	42,869

Net income for the period	18,829

On May 31, 2007, the subsidiary Vivax standardized its accounting estimates to those practiced by the Company, which increased the Company's goodwill by the amount of R$ 49,522 and reduced the income statement in the amount of R$ 28,906 under the equity heading.

The cost of acquiring shareholder control of Vivax generated goodwill in the amount of R$ 1,672,231, based on the expectation of future profitability determined by a technical study and duly approved by the Company’s management. The value of the goodwill will be amortized as of October 2007 within 9 years.

As of June, 2007, the Company started to fully consolidate Vivax and its investments in Horizon Line Brasil Ltda. (91,80%), Canbras TVA Cabo Ltda. (100,00%), Jacareí Cabo S.A. (83,00%), 614 TVH Vale S.A. (100,00%), TV Mogno Ltda. (100,00%) and TV Eucalipto Ltda. (100,00%), premium paid on acquiring Canbras TVA Cabo Ltda. and advance for future capital increase in 614 TVH Vale S.A.

As pointed out in Note 1, in November 2007 the Company acquired all the nominative no-par-value shares of Net Jundiaí Ltda. comprising 100% of its capital, the latter thus changing from jointly- to wholly-owned subsidiary, and on December 18, 2007 acquired all shares in the subsidiary Televisão a Cabo Criciúma Ltda, also comprising 100% of its capital and on December 28, 2007 acquired 20.72% of the remaining shares in the 614 TVH Vale S.A. subsidiary,thus amounting to 100% of its capital.

9. Property, plant and equipment

In light of recent technological innovations, and on the basis of studies conducted by its technical department together with independent experts, the Company concluded that the useful life of the main components of its network did not appropriately reflect recent developments and its real revenue-generating capacity. On the basis of these studies and its business plans, the Company's Management decided that as of January 1st, 2007 (Vivax as of June, 2007), its accounts should recognize technological and market changes by revising accounting estimates of useful life and depreciation rates in its accounts as follows:

Description	Useful Life (years)		Annual Rate of Depreciation

	Prior	Revised	Prior	Revised

Network Center - Head End	15	10	6.67	10
Head End – Data Center	15	5	6.67	20
External network	12	12	8.33	8.33
Optic fiber	15	12	6.67	8.33
Internal Network – MDU	15	12	6.67	8.33
Terminals	10	5	10	20
Information technology equipment	5	3	20	33.33
Software - Applications	5	3	20	33.33
Software – Corporate	5	5	20	20

The new average depreciation rates applicable to each category of assets were calculated on the basis of the new useful life numbers arising from the studies for revising the accounting estimates and independent expert report.

The consolidated effect of this change in accounting estimates on accumulated income for the fiscal year ended on December 31, 2007 in relation to the depreciation rates previously adopted was an increase in depreciation expenses in the amount of R$ 134,068.

		Parent Company

	Average annual	Balances in			Balances in
	depreciation rate - %	2006	Additions	Write-offs	2007

Property, plant and equipment in use
Software - Applications	33.33	40,588	8,989	-	49,577
Software - Corporate	20	121,542	5,115	-	126,657
Machinery and equipment	10	1,072	44	(83)	1,033
Furniture and fixtures	10	2,300	168	(8)	2,460
Installations	10	4,482	126	-	4,608
Improvements and buildings	4	438	-	-	438
Vehicles	20	312	10	(82)	240
Information technology equipment	33.33	11,042	3,342	(593)	13,791

		181,776	17,794	(766)	198,804
Accumulated depreciation		(137,309)	(17,917)	662	(154,564)

		44,467	(123)	(104)	44,240

		Consolidated

	Average annual	Balances in	Additions /	Write-offs	Balances in
	depreciation rate - %	2006	Transfers		2007

Signals distribution network
Network central	10	149,676	71,946	(7,626)	213,996
Data Center	20	38,519	69,621	-	108,140
External network	8.33	1,141,966	437,676	(12,058)	1,567,584
Internal network	8.33	276,187	31,501	(125)	307,563
De-codifiers	20	424,925	4,148	(9,838)	419,235
Digital De-codifier	20	116,271	183,347	(6)	299,612
Cable modem	20	100,653	61,851	(10,451)	152,053
Inventories to be used in property,
plant and equipment	-	154,440	(15,615)	(5,405)	133,420
Advances to suppliers and property,
plant and equipment in progress	-	17,288	(10,210)	-	7,078

		2,419,925	834,265	(45,509)	3,208,681
Property, plant and equipment in use
Software - Applications	33.33	62,718	25,406	-	88,124
Software - Corporate	20	175,699	24,517	-	200,216
Machinery and equipment	10	22,745	14,087	(126)	36,706
Furniture and fixtures	10	13,322	6,028	(26)	19,324
Installations	10	16,352	1,038	(1)	17,389
Improvements and buildings	4	26,531	15,869	-	42,400
Vehicles	20	3,838	825	(864)	3,799
Information technology equipment	33.33	47,948	23,865	(1,001)	70,812
Tools	20	15,482	8,904	(1,108)	23,278
Land	-	2,999	932	-	3,931
Other	Several	2,547	(2,483)	-	64

		390,181	118,988	(3,126)	506,043

		2,810,106	953,253	(48,635)	3,714,724

Accumulated depreciation		(1,740,624)	(504,319)	34,579	(2,210,364)

		1,069,482	448,934	(14,056)	1,504,360

10. Intangible

Consolidated

2007

Cost	88,404
Accrued amortization	(45,910)

Total	42,494

Subsidiary Vivax’s licenses were acquired on several dates, originally granted for the period of 15 years, renewable for successive and equal periods. The cost of acquisition has now been fully paid off and there are no remaining installments to be paid. In accordance with the applicable legislation, as of the date of publication of the licensing document, the Company has a period of 18 months (which may be extended for further 12 months) to conclude the initial stage of installing infrastructure and starting to provide services to subscribers, in accordance with the project supported by the licensing document.

Amortization of licenses is calculated by the straight-line method for the period from the date of the start of operations and the date of the original expiry of the license, which is 15 years.

11. Deferred charges

		Consolidated

		2007			2006

	Average annual rate		Accumulated	Net	Net
	of Amortization - %	Cost	Amortization	Amount	Amount

Residential installations	16.67	610,466	(327,949)	282,517	140,171
Digital TV Project	20	8,108	(3,672)	4,436	3,368
Expenses for the pre-maturation stage	20	3,212	(2,832)	380	-

Pre-operating expenses	20	7,846	(6,656)	1,190	-

		629,632	(341,109)	288,523	143,539

12. Programming suppliers

Shown below is a breakdown of obligations with programming suppliers:

	Parent Company		Consolidated

	Current liabilities		Current liabilities

Description	2007	2006	2007	2006

Related parties
Net Brasil S.A.	-	-	72,166	67,356
Globosat Programadora Ltda.	-	-	6,389	5,179

	-	-	78,555	72,535

Third parties	27,817	16,524	43,040	17,516

Total	27,817	16,524	121,595	90,051

Consolidated	Operating income

	Programming		Program schedule		Sales commissions		Total
			guide (TV Guide)

Companies	2007	2006	2007	2006	2007	2006	2007	2006

Related parties
Net Brasil S.A.	(427,605)	(425,187)	-	-	(1,485)	(1,453)	(429,090)	(426,640)
Globosat Programadora Ltda.	(50,613)	(40,476)	-	-	-	-	(50,613)	(40,476)
Editora Globo S.A.	-	-	(11,690)	(12,804)	-	-	(11,690)	(12,804)

Third parties	(213,878)	(86,866)	(1,189)		(309)		(215,376)	(86,866)

Total	(692,096)	(552,529)	(12,879)	(12,804)	(1,794)	(1,453)	(706,769)	(566,786)

There are negotiations still ongoing that involve values which are pending formalization for effective settlement related to the years 2001 and 2002 in the amount of approximately R$32,727 which are price level restated based on the IGP-M (General Market Price Index) and are recorded under liabilities.

Net Brasil S.A., a company controlled by Distel Holding S.A., serves as the agent, so that it can negotiate with and contract producers and audiovisual programming suppliers for acquisition of Brazilian content in its own name to assure the best price and payment terms.

The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective program suppliers continue in full force until the end of their term of validity.

Additionally, the contracts for the acquisition of existing international program content have been recognized and accepted by the Company, which implies that the Company must fully comply with the existing terms and thereof until the respective contract terms lapse, at which time they will be negotiated directly between the Company and the programmers.

The Company can contract new international content channels directly from the programmers.

The rights to use the trademark Net has been assigned free of charge by Net Brasil S.A.

Pay-per-view (PPV) events are acquired through consortia between the related company Globosat Programadora Ltda. and the Company, in order to jointly exploit the assets, rights and resources allocated for transmission and marketing of these events, with period of validity in accordance with the duration of each event covered by the consortia.

The values and terms of the programming contracts before the companies related to the Organizações Globo such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, USA and For Man are conducted at normal market prices, terms and payment conditions.

In March, 2005, the Company signed a memorandum of understanding with Brasil Distribution L.L.C, and obtained nonexclusive rights to transmit throughout Brazilian territory, HBO channel programming services, on both analogical and digital grids. The validity term of the referenced memorandum is December 31, 2009, and will be price level restated annually based on the IGP-M.

On September, 2007, the subsidiary company Vivax renegotiated contracts for acquisition of programming, and started to use the same criteria and conditions as those applying to the Company.

13. Loans and financing

			Parent Company		Consolidated

		Interest
National Currency		rate p.a.	2007	2006	2007	2006
	Indexer

FINAME	R$	TJLP + 3.15%	-	-	98,877	-
Bank credit notes – Itaú BBA	R$	CDI + 1.20%	-	-	172,642	-

Total loans and national financings			-	-	271,519	-

Foreign currency
Guaranteed Perpetual Notes	US$	9.25%	268,192	323,619	268,192	323,619

Total Guaranteed Perpetual Notes			268,192	323,619	268,192	323,619

Total loans and financings			268,192	323,619	539,711	323,619

Current			2,497	2,919	19,736	2,919
Non current			265,695	320,700	519,975	320,700

Bank Credit Note

On November 16, 2006, subsidiary Vivax arranged a loan from Banco Itaú BBA S.A. through a bank credit note in the amount of R$ 220 million, with expiration in five years and settlement of principal at the end of the 3rd, 4th and 5th years, at an interest rate equivalent to the interbank (CDI) rate plus a spread of 2% a year, with half-yearly expirations, used to prepay the debentures issued by Vivax. Until July 30, 2007, this financing was guaranteed by assignment of 100% of the creditor rights relating to pay-TV services, broadband Internet and other services provided to be held by Vivax and its respective subsidiaries 614 TVH Vale S.A. and Jacareí Cabo S.A. Vivax also assumed the commitment to maintain certain financial indicators to be determined quarterly for its net financial debt to EBITDA ratio, EBITDA to net financial expense ratio and net financial debt to shareholders’ equity. In the event of not fulfilling these commitments there may be immediate expiration of the debit balance. Additionally, Vivax may prepay the loan at any time subject to payment of a 0.75% premium in proportion to the days left before the date of expiration, and calculated on the respective debit balance.

On July 06, 2007, the loan before Banco Itaú BBA S.A. was amended towards the reduction of financial charges, the replacement of pledge of credit rights as guarantee for the operation for aval of Net Serviços de Comunicação S.A. and amendment to the financial indexes maintenance clauses. Therefore as of July 06, 2007, the financial charges levied on this operation are the interbank rate (CDI) plus a spread of 1.2% a year. The conditions for maintaining financial indexes replicate the obligations assumed by the Company in its 6th debenture issue.

On November 13, 2007, the Company decided to partly pre-pay the bank credit note in the amount of R$ 50,000 given the favorable liquidity of the Vivax subsidiary.

Perpetual Notes

On November 28, 2006, the Company issued Guaranteed Perpetual Notes (“9.25%”) in the amount of R$ 326,966 with indefinite maturity and annual interest rates of 9.25% with quarterly payment as of February 28, 2007, guaranteed by all the Company's subsidiaries. The Company has the option of redeeming all the notes as of November 27, 2009.

In 2007, the Company paid interest charges in the amount of R$ 27,022 on the guaranteed perpetual notes.

The costs of issuing Guaranteed Perpetual Notes in the amount of R$ 8,773 were capitalized as advance expenses and are being appropriated to earnings for the term of the option for settling the note.

FINAME

As of February 2007, in order to finance the acquisition of digital equipment, the Company sought Finame on lending funds from certain financial agents. As of December 31, 2007, the amount of funds thus borrowed was R$ 97,952. These loans pay interest charges of 100% of the benchmark long-term interest rate (TJLP) plus an average spread of 3.15% p.a., and there is a 1-year grace period for amortization of the principal, with a 1 year grace period, five-year repayment and fiduciary guarantee of the assets financed.

The installments described in Non-Current Liabilities will be paid by the Company’s Management as follows:

Year of maturity:	Parent Company	Consolidated

2009 (*)	265.695	290.818
2010	-	25.123
2011	-	195.123
2012	-	8.911

Total	265.695	519.975

(*) The guaranteed perpetual notes in the amount of R$ 265,695 bear the option of repaying the notes in full as of November 27, 2009.

14. Debentures

On December 1st, 2006, through its 6th issue, the Company issued 58,000 simple debentures which cannot be converted into shares, and which are nominal and contractual and have no preemptive rights at a nominal value of R$ 580,000 and annual interest at the interbank rate (CDI) + 0.70% . This issue is part of the simple debenture public distribution program authorized by the Brazilian

Securities and Exchange Commission (CVM), which allows the Company the option of issuing debentures in the amount of R$ 900,000 within 2 (two) years.

The debentures issued and placed can be broken down as follows:

			Parent Company and
			Consolidated

	Quantity in circulation		Balances on

	2007	2006	2007	2006

Nonconvertible debentures, 6th issue in 2006	58,000	58,000	584,932	585,729

Current			4,932	5,729
Non current			580,000	580,000

The installments classified in Non Current Liabilities have the following payment schedule:

Parent Company
Year of maturity:	and Consolidated

2010	145,000
2011	145,000
2012	145,000
2013	145,000

Total	580,000

The main characteristics of the 6th issue of debentures are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on October 23, 2006.

Total issue value	R$ 580,000

Nominal unit value on the
issue date	Single issue - R$ 10

Total number issued	58,000 Debentures

Date issued	December 1st, 2006

Final due date	December 1st, 2013

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The amortization amount shall be of 25% of the Unit Nominal Amount of Debentures, on the respective dates: December 1st, 2010, December 1st, 2011, December 1st, 2012, and December 1st, 2013.

Remuneration
Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day, “Over extra group” (ID rate), plus exponential spread of 0.70% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 1st day or the first subsequent business day in the months of June and December of each year, and the last payment shall be made on December 1st, 2013.

Guarantees	Debentures shall be in cash without preemptive rights.

Company Obligations	The Company must comply with a number of covenants, some of which are as follows:
-The ratio of Consolidated Net Debt to EBITDA must not be kept at 2.5 or more.
-The ratio of Consolidated Net Interest Debt divided to EBITDA must be kept at 1.5 or more.

-Use of funds arising from the Issue in compliance with that provided in the Issue Deed.
-At all times maintain its registration of a publicly traded Company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
-Advise whenever there is any event of noncompliance with a pecuniary obligation.
-Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
-Keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
-Conduct all intercompany operations according to the ethical standards, which serve to guide such business.
-Keep insurance coverage according to the normally adopted practices of the Company and as described in the Definitive Prospectus.

The Company does not present any events of noncompliance with the financial indexes mentioned above as of December 31, 2007.

The costs of the 6th issuance of debentures in the amount of R$ 4,103, were capitalized as prepaid expenses and will be amortized according to the term of the debenture issuance contract.

15. Copyrights accounts payable - ECAD

It refers to amounts payable to the Central Payment and Distribution Office – ECAD, a body which acts as the legal representative for artists and authors in the collection of royalty payments owed to them by the public display of musical compositions in Brazil. The Company is discussing the dunning of such amounts and effected judicial deposits in the amount of R$ 50,494 (R$ 33,086 in 2006). On December 31, 2007, the amounts payable to ECAD totaled R$ 29,619 (R$ 9,350 in 2006).

16. Related parties transaction

The main asset and liability balances on December 31, 2007, as well as transactions with related parties which impact the results of the period, were conducted under normal market conditions taking the respective operations into account and are shown below:

Parent Company	Current Assets

	Programming receivable		Related parties		Total

Companies	2007	2006	2007	2006	2007	2006

Subsidiaries
Net Rio Ltda.	7,230	4,006	47,362	42,223	54,592	46,229
Net Brasília Ltda.	1,390	640	647	401	2,037	1,041
Net Campinas Ltda.	991	528	602	419	1,593	947
Net Belo Horizonte Ltda.	2,145	1,119	1,152	796	3,297	1,915
Net São Carlos Ltda.	122	69	59	44	181	113
Net Sul Comunicações Ltda.	1,988	1,154	1,090	764	3,078	1,918
Net Goiânia Ltda.	467	258	296	199	763	457
Net Ribeirão Preto Ltda.	365	199	208	136	573	335
Net São Paulo Ltda.	11,324	6,057	5,400	3,712	16,724	9,769
Net Sorocaba Ltda.	278	163	198	138	476	301
DR-Empresa de Distrib. e Recep. de TV Ltda.	1,613	769	574	452	2,187	1,221
Net Paraná Comunicações Ltda.	1,293	634	681	441	1,974	1,075
Net Florianópolis Ltda.	648	332	310	211	958	543
Net Jundiaí Ltda.	310	165	-	-	310	165
Other	3,041	1,162	1,852	716	4,893	1,878

Total	33,205	17,255	60,431	50,652	93,636	67,907

Parent Company	Non-current Assets

	Advances for future capital
	Related parties		increases		Total

Companies	2007	2006	2007	2006	2007	2006

Subsidiaries
Net Rio Ltda.	355	42,110	-	-	355	42,110
Net Brasília Ltda.	107	125	-	-	107	125
Net Campinas Ltda.	38	53	-	-	38	53
Net Belo Horizonte Ltda.	66	141	-	-	66	141
Net São Carlos Ltda.	-	-	4,490	4,490	4.490	4,490
Net Sul Comunicações Ltda.	123	138	-	-	123	138
Net Anápolis Ltda.	1,132	-	-	-	1,132	-
Net Bauru Ltda.	2,205	-	-	-	2,205	-
Net Campo Grande Ltda.	2,034	-	-	-	2,034	-
Net Goiânia Ltda.	27	8	-	-	27	8
Net Ribeirão Preto Ltda.	1,184	8	-	-	1,184	8
Net São José do Rio Preto Ltda.	1,349	-	-	-	1,349	-
Net São Paulo Ltda.	550	239	-	-	550	239
Net Paraná Comunicações Ltda.	98	57	-	-	98	57
Net Florianópolis Ltda.	2,126	24	-	-	2,126	24
Net Jundiaí Ltda.	104	-	-	1,352	104	1,352
Other	687	8	-	-	687	8

Total	12,185	42,911	4,490	5,842	16,675	48,753

Parent Company	Current liabilities		Non Current liabilities

	Related parties		Related parties

Companies	2007	2006	2007	2006

Subsidiaries
Jonquil Ventures Limited	-	-	-	6,291
Net São Paulo Ltda.	-	-	-	1
Net São Carlos Ltda.	-	-	8	6
Net Piracicaba Ltda.	-	11,245	1,363	-
Net Joinville Ltda.	-	-	722
Vivax Ltda.	23		3
Outros	-	-	20	91

	23	11,245	2,116	6,389
Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	1,030	98	-	-

	1,030	98	-	-
Associated Companies
BCP S.A.	131	33	-	-

	131	33	-	-

Total	1,184	11,376	2,116	6,389

Parent Company	Operating income

	Services revenue and repass of administrative expenses		Financial		Telecommunications expenses		Total

Companies	2007	2006	2007	2006	2007	2006	2007	2006

Subsidiaries
Multicanal Telecomunicações S.A.	-	-	-	7	-	-	-	7
Net Belo Horizonte Ltda. (*)	12,046	8,533	77	1,573	-	-	12,123	10,106
Net Rio Ltda. (*)	33,881	25,818	10.621	3,881	-	-	44.502	29,699
Net Recife Ltda.	1,497	1,133	-	1,543	-	-	1,497	2,676
Net Brasília Ltda. (*)	6,425	4,252	(34)	1,874	-	-	6,391	6,126
Net Jundiaí Ltda.	798	661	-	1,767	-	-	798	2,428
Net Campinas Ltda. (*)	6,364	4,357	(29)	1,782	-	-	6,335	6,139
Net São Carlos Ltda.	641	483	(3)	647	-	-	638	1,130
Net Franca Ltda.	483	357	(3)	1,062	-	-	480	1,419
Net Sul Comunicações Ltda.	11,571	8,272	(19)	921	-	-	11,552	9,193
Net São Paulo Ltda.	56,905	39,754	(76)	(2,679)	-	-	56,829	37,075
DR-Emp.de Distrib. e Recep. de TV Ltda.	6,466	4,811	(13)	(23)	-	-	6,453	4,788
Net Paraná Comunicações Ltda.	6,986	4,679	(27)	5	-	-	6,959	4,684
Net Florianópolis Ltda.	3,273	2,245	129	2	-	-	3,402	2,247
Net Sorocaba Ltda.	2,110	1,463	(6)	1	-	-	2,104	1,464
Net Goiânia Ltda.	3,029	2,094	(9)	1,052	-	-	3,020	3,146
Net Indaiatuba Ltda.	182	126	58	926	-	-	240	1,052
Net Joinville Ltda.	678	496	(32)	-	-	-	646	496
Net Anápolis Ltda.	295	196	51	-	-	-	346	196
Net Bauru Ltda.	807	604	126	1,120	-	-	933	1,724
Net Campo Grande Ltda.	1,407	1,061	66	1,065	-	-	1,473	2,126
Net Ribeirão Preto Ltda.	2,106	1,383	268	-	-	-	2,374	1,383
Net Maringá Ltda.	581	430	(1)	-	-	-	580	430
Net Londrina Ltda.	1,166	898	(2)	-	-	-	1,164	898
Other	5,443	2,837	1	(1)	-	-	5,444	2,836

	165,140	116,943	11.143	16,525	-	-	176.283	133,468
Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	-	-	(6,981)	(1,531)	(6,981)	(1,531)

	-	-	-	-	(6,981)	(1,531)	(6,981)	(1,531)
Associated Companies
Infoglobo Comunicações Ltda.	-	-	-	-	(1)	-	(1)	-
BCP S.A.	-	-	-	-	(558)	(243)	(558)	(243)

	-	-	-	-	(559)	(243)	(559)	(243)

Total	165,140	116,943	11.143	16,525	(7,540)	(1,774)	168.743	131,694

(*) On March 31, 2005, the Company sold off 100% of investments in the companies Net Belo Horizonte Ltda., Net Brasília Ltda., and Net Campinas Ltda. to the subsidiary Net Rio Ltda. The adjusted price was based on the companies’ net shareholder equity and shall be settled in three annual installments beginning August 15, 2006 and price level restated according to the fluctuation of the CDI plus 4% interest per year beginning December 15, 2005. The amounts receivable are included in the heading related parties classified in the current and non current assets.

Consolidated	Current Assets						Total

	Accounts receivable		Programming		Related parties		Assets

Companies	2007	2006	2007	2006	2007	2006	2007	2006

Subsidiaries
Net Jundiaí Ltda.	-	-	-	82	-	10	-	92

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	-	-	32,718	10,914	32,718	10,914

Associated Companies
Globosat Programadora Ltda.	248	99	-	-	-	-	248	99

Total	248	99	-	82	32,718	10,924	32,966	11,105

	Current				Non current
Consolidated	Liabilities				Liabilities		Total

					Future Fiscal Year
	Suppliers		Related parties		Income		Liabilities

Companies	2007	2006	2007	2006	2007	2006	2007	2006

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	17,073	6,173	24,905	-	41,520	29,491	83,498	35,664

Associated Companies
Brasilcenter Comunicações Ltda.	803	1,759	-	-	-	-	803	1,759
BCP S.A.	802	187	-	-	-	-	802	187
Infoglobo Comunicações Ltda.	-	8	-	-	-	-	-	8
Americel S.A.	54	-	-	-	-	-	54
Editora Globo S.A.	3	-	-				3
Tess S.A.	9	16	-	-	-	-	9	16

Total	18,744	8,143	24,905	-	41,520	29,491	85,169	37,634

Consolidate	Operating income

	Rental Revenues/ Telecommunications		Other Expenses	Financial		Telecommunication Expenses		Programming/ Trade Commission		Program schedule guide		Total

Companies	2007	2006	2007	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Shareholders
Globo Comunicação e
Participações S.A.	88	-	(78)	-	(2)	(115)	(181)	-	-	-	-	(105)	(183)
Emp.Brasil. de Telecom.
S.A. – Embratel	80,041	11,020	-	(2,101)	-	(89,917)	(44,342)	-	-	-	-	(11,977)	(33,322)

	80,129	11,020	(78)	(2,101)	(2)	(90,032)	(44,523)	-	-	-	-	(12,082)	(33,505)
Associated Companies
Net Brasil S.A.	-	-	-	-	-	-	-	(429,090)	(426,640)	-	-	(429,090)	(426,640)
Globosat Programadora
Ltda.	1,743	-	-	-	-	-	25	(50,613)	(40,476)	-	-	(48,870)	(40,451)
Editora Globo S.A.	-	-	-	-	-	-	(145)	-	-	(11,690)	(12,804)	(11,690)	(12,949)
Infoglobo Comunicações
Ltda.	-	-	(8)	-	-	(30)	(43)	-	-	-	-	(38)	(43)
BCP S.A.	-	-	-	-	-	(3,546)	(1,151)	-	-	-	-	(3,546)	(1,151)
Brasilcenter
Comunicações Ltda.	-	-	-	-	-	(11,204)	(5,357)	-	-	-	-	(11,204)	(5,357)
BSE S.A.	-	-	-	-	-	-	(18)	-	-	-	-	-	(18)
Americel S.A.	-	-	-	-	-	(239)	(138)	-	-	-	-	(239)	(138)
Fundação Roberto
Marinho	-	-	-	-	-	-	-	(12)	-	-	-	(12)	-
TESS S.A.	-	-	-	-	-	(233)	(353)	-	-	-	-	(233)	(353)

	1,743	-	(8)	-	-	(15,252)	(7,180)	(479,715)	(467,116)	(11,690)	(12,804)	(504,922)	(487,100)

Total	81,872	11,020	(86)	(2,101)	(2)	(105,284)	(51.703)	(479,715)	(467,116)	(11,690)	(12,804)	(517,004)	(520,605)

The balances of credits and debits with the associated companies, except receivables from Net Rio Ltda. are subject to interest of 12% p.a., with indefinite term of maturity. Transactions related to the acquisition of programming, contracted exclusively through the intermediation of Net Brasil S.A., as well as pay-per-view with Globosat Programadora Ltda., are shown on note 12.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

The Company in partnership with Empresa Brasileira de Telecomunicações S.A. - Embratel offer telephony services for subscribers of the Company. The business model offers an Embratel voice product to existing and prospect subscribers of the Company, which calls for the sharing of results by means of the Company’s bi-directional network. By implementing this business, the company could then started offering to its markets integrated video, broadband and voice (“triple play”) services. Sales of this new product came on stream toward the end of March 2006.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (), multimedia service (SCM) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

Net Fone revenue – Remuneration is based on 50% of the net revenue from accounts invoiced by Embratel (Net Fone), after deducting interconnection costs. The Company is responsible for invoicing Net Fone customers and passing on the pertinent amounts to Embratel. Amounts received but not yet passed on are recorded under current liabilities.

Special projects – Remunerated on the basis of percentage of costs incurred by each project.

Network access revenue – Remunerated on the basis of Net Fone installation costs.

Optic fibers lease revenue – Remunerated in accordance with specific contract including usual market condition.

The depreciations of communication as Vírtua link, voice channel, land line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of operation.

17. Contingencies

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

	Parent Company

	2007			2006

		Judicial
	Provision	deposits	Net	Net

Labor	628	(628)	-	761
Civil	610	(378)	232	600
Tax	233,193	-	233,193	255,950
Social Security	278	-	278	229

Total	234,709	(1,006)	233,703	257,540

Status of the processes for the period

Parent Company	Labor	Civil	Tax	Social Security	Total

Balances on December 31, 2006	1,019	600	255,950	229	257,798
Additions to the provision	316	16	1,416	42	1,790
Price level restatement	-	-	14,305	7	14,312
Use, Reversions and Reclassifications	(707)	(6)	(38,478)	-	(39,191)

Balances on December 31, 2007	628	610	233,193	278	234,709

Judicial deposits	(628)	(378)	-	-	(1,006)

Net balance of the contingencies	-	232	233,193	278	233,703

	Consolidated

	2007			2006

		Judicial
	Provision	deposits	Net	Net

Labor	41,143	(10,965)	30,178	12,515
Civil	30,443	(601)	29,842	25,975
Tax	595,134	(68,916)	526,218	462,347
Social Security	6,279	(2,145)	4,134	5,660

Total	672,999	(82,627)	590,372	506,497

Status of the processes for the period

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on December 31, 2006	17,905	26,111	526,447	6,494	576,957
Additions to the provision	16,548	6,565	87,259	27,522	137,894
Price level restatement	431	485	35,736	(277)	36,375
Use, Reversions and Reclassifications	6,259	(2,718)	(54,308)	(27,460)	(78,227)

Balances on December 31, 2007	41,143	30,443	595,134	6,279	672,999

Judicial deposits	(10,965)	(601)	(68,916)	(2,145)	(82,627)

Net balance of the contingencies	30,178	29,842	526,218	4,134	590,372

The Company made several judicial deposits entailed to tax-related processes ongoing on Court.

Tax liabilities and charges calculated and collected by the Company and its subsidiaries, as well as the respective income declarations, fiscal and corporate ownership records are subject to examination by the tax authorities for a number of prescribed periods in accordance with the applicable legislation.

I) Labor contingencies

Labor contingencies involving the Company and its subsidiaries, among them Vivax, comprise 948 lawsuits, mostly arising from employees' and third parties’. The main claims are for subsidiary liability and payment of additional danger money. The Company and its subsidiaries made judicial deposits of R$ 10,965 (R$ 5,390 on December 31, 2006) in relation to labor cases. The Vivax subsidiary made provisions in the amount of R$17,475 for possible labor-court claims from service providers.

II) Civil contingencies

Civil contingencies correspond mainly to contractual termination processes for service provider companies, contract reviews, improper collection and negative credit reports, deceptive advertising, channel availability, occupational accidents (own employees or outsourcers), accidents involving third parties other than staff or service providers and actions objecting to certain items in the standardized contract adopted by operators, more specifically in relation to the increase in monthly fees in April 1999.

The main pleas in these cases relate to claims for compensation for alleged damages, exception for actions relating to post reviews, in which the Company is seeking to review amounts paid as monthly rent for posts.

For cases of this type management maintains the provisions in the amount of R$ 24,397 (R$ 19,065 on December 31, 2006).

Additionally, the Brazilian anti-trust agency known as the Administrative Council of Economic Defense (local acronym CADE) alleged anti-competition conduct in relation to the purchase of the company Antenas Comunitárias Brasileiras Ltda. by DR - Empresa de Distribuição e Recepção de TV Ltda. and through an administrative procedure decided to levy a fine of 25% on the revenue of the Company and 20% on the revenue of Antenas Comunitárias Brasileiras Ltda., in both cases applicable to the year of 2000.

Seeking to eliminate this fine, the Company brought an action objecting to it, and the fine has now been suspended in view of the offer of bank guarantee. Management maintains provisions in the amount of R$ 5,606 (R$ 5,607 on December 31, 2006).

III) Tax and social security contingencies

The following are the main tax and social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The states in which the subsidiaries operate adhered to the ICMS 57/99 agreement, except for the State of Rio Grande do Sul, which has been taxing services at the rate of 12%. The subsidiaries of Rio Grande do Sul are depositing in court and provisioning all amounts in excess of the 7.5% rate effective in 2000 and the 10% rate effective in 2001, and taking legal action against taxation of its services in this state in the amount of R$ 42,029 (R$ 36,879 on December 31, 2006).

Some subsidiaries were taking legal action against taxation of their broadband Internet services through their cable networks and claiming recognition of this activity as part of pay-TV service in accordance with the Anatel agency regulations, thus being liable for the corresponding ICMS taxation on revenue and enjoying the same benefit. Based in the opinion of our lawyers, the Company has discontinued the lawsuits, thus requesting the conversion of the judicial deposits in benefit of the State Treasury Office. The provisions amount to R$ 23,227 (R$ 23,227 on December 31, 2006), which shall be reverted when the judicial deposits be redeemed by the State Treasury Office.

Due to arrears in the payment of ICMS tax, tax inspectors issued a notification of assessment to the subsidiary Net Rio Ltda., alleging that the company lost the right to benefiting from a reduced calculation base as stated in Agreement No. 57/99, as of the accrual month of November, 2001. Assisted by its external lawyers' opinion Management sought an injunction and the ruling stated that ICMS could have been paid with the benefit of the reduced calculation base except for the period from November, 2001 to January, 2002. Management made provision for the period from November to December, 2001, and March to April, 2002, plus the corresponding charges in the amount of R$ 28,601 (R$ 26,595 as of December 31, 2006).

Net Rio Ltda. was notified for excluding the adhesion fee from the calculation base for ICMS tax during the period from December, 1996 to September, 1999. The subsidiary alleges that the procedures used are supported by Resolution No. 2.585/95 of the Rio de Janeiro regional office of the federal taxation authority, which states that the adhesion fee does not comprise a communication service, whereas payment for programming does comprise such a service and is therefore not taxable revenue for the purposes of ICMS tax. Some of these assessments were decided against the Company in the administrative sphere and are now in the judicial sphere, with rulings so far favoring NET Rio, although they are not yet final.

We obtained a ruling favoring the Company in 2006 in the administrative ambit.

There are judicial deposits for certain tax enforcement liabilities in the amount of R$ 4,975 (R$ 8,583 on December 31, 2006). Management mantains the provision under the matter in the amount of R$ 14,130 (R$ 13,315 on December 31, 2006).

Vivax is objecting to the ICMS tax rate levied on access provider revenue and also on other revenues for which it keeps a provision in the amount of R$ 63,093.

b. INSS

The subsidiaries Net Rio Ltda. and Net São Paulo Ltda. received tax notifications for debit entries (NFLD) allegedly lacking supporting documentation for withholding taxes from third parties. Company R$ 5,751 (R$5,988 on December 31, 2006).

c. Tax on financial transactions (IOF – Imposto sobre Operações Financeiras)

The Company conducted transactions with its subsidiaries through a merchant current account and on the basis of the opinion of its outside legal advisors, believes that these operations are not liable for the IOF. However, considering certain unfavorable decisions in District Federal Courts, Management maintains provisioning in the amount of R$ 21,019 (R$ 56,970 on December 31, 2006) for the parent company and R$ 56,867 (R$ 100,742 on December 31, 2006) for the consolidated. Management believes that income derived from transactions registered in merchant current account is not subject to income tax at source.

d. Withholding tax (IRRF) on foreign currency bonds

Bonds are not subject to IRRF, since the average minimum period for amortization is over 96 months. Arising from the rights exercised on behalf of the holders of the bonds, and the default or delinquency situation related to the debt restructuring process, Management mantains provisions in the amount of R$ 132,534 (R$ 123,648 on December 31, 2006).

e. Income Tax and Social Contribution on net income

The Company and certain operators received assessment notices due to their fully offsetting tax losses and having a negative base for the Social Contribution on Net Income in the 1994 base year, with alleged non-compliance with the 30% limit stipulated by Law No. 8.981/95. Management provisioned the excess amount of compensation of R$ 9,350 (R$ 8,719 on December 31, 2006).

On December, 2003, the subsidiary Cabodinâmica TV Cabo São Paulo S.A., merged by Net São Paulo Ltda., received a tax assessment notice from the Federal Tax Authorities in relation to the deductibility of loan expenses and financial charges owed to foreign based companies when calculating income tax and social security contribution. The Operator defended its case against the notice by arguing that the transaction was not conducted in Brazil and was thus exempt from taxes and is now awaiting a decision on the case. Management mantains the provision in the amount of R$ 11,987 (R$ 11,125 on December 31, 2006).

f. Income tax withheld at source

The Company sought an injunction against withholding income tax at source on earnings from its hedging operations in the amount of R$ 16,942 and preliminary orders in the amount of R$ 7,868. In all cases, the courts issued preliminary orders authorizing non-withholding of the tax in question. Based on the opinion of its outside legal advisors, Management constituted provision for financial liabilities due to the delay in withholding the tax, in the amount of R$ 1,202 (R$ 1,202 in 2006) and did not constitute provision for the tax since if the action fails, the amount will be collected and entered as tax credit.

On September, 2003, the Federal Tax Authority assessed the subsidiary Net Rio Ltda. for not withholding income tax at source in relation to a loan transaction between the Company and Net Rio Ltda. Such action was refuted with the argument that the transfer of funds does not constitute a loan and is awaiting the decision. Management constituted provisioning for the fine and interest charges on the tax in the amount of R$ 12,764 (R$ 11,847 on December 31, 2006).

g. Services Tax (ISS – Imposto Sobre Serviços)

Subsidiary Net São Paulo Ltda. is defendant in three tax enforcement cases brought by the Municipality of São Paulo to charge ISS on the adhesion fee. About that, the Company mantains provisions in the amount of R$ 3,331 (R$ 3,186 on December 31, 2006).

h. PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) – Social contribution taxes

The Company and its subsidiaries are objecting to the constitutional legitimacy of the legislation that enlarged the calculation base for the Social Contribution for Financing of Social Security (COFINS) and PIS – Programa de Integração Social in relation to its revenue and also the rate charged. Management mantains the provision in the amount of R$ 158,651 (R$ 143,310 on December 31, 2006). In addition, subsidiary Vivax S.A. objects to this tax being charged on other revenues and has set aside the provision in the amount of R$ 4,251.

There is now an established position in the high courts that broadening the calculation base is unconstitutional, and only the higher rate for these taxes has been upheld.

i. ExciseTax (IPI – Imposto sobre Produtos Industrializados)

Subsidiaries DR - Empresa de Distribuição e Recepção de TV Ltda. and Reyc Comércio e Participações Ltda., are defendants in cases of federal tax assessment notifications relating to discrepancies in classification in the IPI schedule for imported products, and have provisioned the amount of R$ 16,144 (R$ 15,726 on December 31, 2006).

In addition to the above mentioned, there are other cases underway for which, on the basis of their legal advisor's opinion (possible risk) and in accordance with Brazilian accounting practices, no provisions were made for contingencies.

The main "possible risk" cases are the following:

a. Disallowed expenses and non-proven expenses

Net Serviços, Net Rio and Net São Paulo were notified by the tax authorities for not having submitted documents supporting their registered expenses within the period determined by inspectors. The amount involved is R$ 63,734.

b. Liability for ISS tax on public entertainment services or amusements, leisure and entertainment and similar.

The Municipal Treasurer of Santo André drafted a notice of infraction against the Vivax subsidiary describing its Pay-TV service as public entertainment liable to ISS taxation in the amount of R$ 47,610.

c. Charge for extra outlet

Several actions were brought against the company and its subsidiaries objecting to charges for additional outlets in the amount of R$ 10,235.

d. Use of access provider

An action was brought against Net Belo Horizonte Ltda. questioning the need for an internet access provider to be engaged by consumers who acquired broadband services in the amount of R$ 8,000.

e. Conflict of competences in relation to local taxes ICMS and ISS

The Belo Horizonte, Anápolis, Rio, Campinas and Porto Alegre municipal authorities claim that cable TV services should be liable for municipal services tax (locally ISS) rather than state VAT (locally ICMS). Our lawyers' opinion is that the ICMS legislation is clear on this question so there is no risk of losses for the Company. The assessments amount is of R$ 7,799.

f. Undue ICMS tax credit

Net Rio received notice of infraction due to borrowing for operations related to Vírtua in which this state authority alleges this undue tax credit amounted to R$ 6,824.

g. Reduction of calculation base

An action was brought against the Net Rio subsidiary for reduction in the calculation base of the Social Contribution for Financing Social Security (COFINS tax), in which the Federal Revenue service alleges that the proper amount of this tax was not paid; the amount involved in this assessment is R$ 5,419.

h. Payment not demonstrated

Some subsidiaries faced claims in relation to income taxes and VAT (locally PIS and COFINS)) already collected pending documentation totaling R$ 5,665.

There are other possible-risk cases in which the total amount involved is approximately R$ 9,770.

There follows a summary of the contingency for which no provision was set aside because the Company’s management, on the basis of information provided by its outside legal advisors, believe that there is a remote chance of losing:

Tax on use of public roads, and aerial and underground space

As of 1999, several municipalities promulgated orders or laws levying contributions on the utilization of public, aerial and underground spaces, including laying and passage of cables, also known as the “Shadow Tax”. Power and telecommunications companies, among others, are liable for this tax.

In all municipalities in which the Company is operating and local legislation has been issued authorizing the "Shadow Tax", the Company has taken legal action questioning the constitutionality and legality of this tax. In these actions, we contend that: (i) the tax interferes with the Brazilian federal government's exclusive authority to legislate for telecommunications; and (ii) the legal nature of the tax is not that of a price, fee or contribution, or public contribution, as defined under Brazilian law. In addition, we believe that the "shadow tax" is unconstitutional, since it is not included in the jurisdiction of municipalities as determined by Brazil’s Federal Constitution.

In Rio de Janeiro we are awaiting a decision on our appeal from the highest court.

In São Paulo three different regulations (normative acts) have been issued authorizing the Shadow Tax. The outcomes of the actions (4 actions, two of them for the most recent regulatory decree) brought by Net São Paulo Ltda. were as follows:

In the action against the 1st law, a court order was not granted by the court of 1st instance but is awaiting a decision from the court of 2nd instance. In the action against the 2nd law, a favorable decision was annulled by the court of 2nd instance, and is awaiting a ruling from the highest court. In the action against the third "normative act" the decision from the court of 1st instance was favorable and we are awaiting a decision from the court of 2nd instance.

In the actions brought against the third regulatory decree (ato normativo), we have obtained one favorable decision in a court of first instance, which will depend on judgment of the municipal government, and another unfavorable decision in a court of second instance, which has been appealed.

In other municipalities, we obtained six favorable decisions, which the municipalities appealed, and four unfavorable decisions which we appealed.

In relation to subsidiary Vivax, there are court cases underway in 8 municipalities (Jacareí, Bragança Paulista, Caçapava, Limeira, Rio Claro, São Vicente, Taubaté and São José dos Campos). Seven favorable ruling were obtained in courts of 1st instance and we are awaiting decisions of the courts of 2nd instance. In the municipality of Limeira the action distributed by subsidiary Vivax was dismissed. An appeal was lodged against this ruling and has yet to be heard.

If our appeals fail and we are forced to pay this tax, our operational earnings may be adversely and substantially affected. However, on the basis of its legal advisors’ opinions that the chances of losing the case are remote, Management did not constitute a provision for this contingency.

18. Net Shareholder equity

Share Capital

On February 1st, 2007, 1,146,354 common and 1,881,774 preferred shares were issued arising from the fiscal benefit resulting from the amortization of the goodwill recorded as counterpart to the special goodwill reserve fund originating from the takeover of Globotel

Participações S.A., in the amount of R$ 70,404 under the terms of Securities Commission (CVM) Instruction No. 319/99.

The Extraordinary General Meeting of June 11, 2007 authorized the Company to arrange a capital increase in the amount of R$ 1,323,923 through the issue of 39,674,028 preferred shares all book-entry and without par value, to be subscribed and paid for by the incorporation to the Company's equity of Vivax stock not in its possession. The share capital began to be represented by 111,822,137 common shares and 223,233,340 preferred shares.

The share capital can be increased to a limit of R$ 6,500,000 regardless of any amendment to the Bylaws in compliance with article 168 of Law No. 6.404/76, based on the decision of the Board of Directors, which will establish the terms for issuance according to the terms of the first paragraph of article 170 of Law No. 6.404/76.

The Bylaws provide for the distribution of mandatory dividends of 25% of net profit for the period, adjusted in compliance with article 202 of Law No. 6.404/76, taking the balance available when included in the accumulated amount.

The preferred shares shall be entitled to vote exclusively on the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Bylaws; and (d) amendments or revocation of provisions to the Bylaws which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation – Level 2, instituted by the São Paulo Stock Exchange (“BOVESPA”) and they shall also be entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of liquidation of the Company without premium at the value of shareholder equity; and treatment equal to that given to shareholders who exercise the effective power to conduct corporate operation and advice in relation to the Company bodies, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27, header of the Bylaws.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on an equal footing as common shares in the distribution of bonuses and shall represent as much as 2/3 (two thirds) of the total number of shares issued by the Company and can be amended upon issuance at the previously existing proportion between common and preferred shares.

In compliance with best practices for Governance, and legislation such as the Sarbanes-Oxley Act, the Company on July 12, 2005, authorized a standing committee for auditing purposes (fiscal council) with a minimum membership of three and maximum of five.

Shareholders’ Agreement

On March 21, 2005, a new Company Shareholders’ Agreement, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights, was entered into.

The Company’s Board of Directors will be made up of, at least, nine (9) and, at most, twelve (12) effective members and the same number of alternate members, being, at least, twenty per cent (20%) of its Independent Board members as defined in Regulation Level 2 of Bovespa’s Corporate Governance, all of which are shareholders of Net Serviços de Comunicação S.A., with a unified mandate of one (1) year, which reelection is allowed, and they are at least one effective member and respective alternate by exclusive and separate appointment by Globo, three (3) effective members and respective alternates by exclusive and separate appointment by Embrapar, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member representing the minority shareholders group. As defined in the second amendment to the Company’s Shareholders Agreement, entered into on April 28, 2006, Embrapar shall appoint for election and replacement one (1) independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Shareholders’ Agreement.

Market value of Company shares

The market value of Net Serviços de Comunicação S.A.’ shares, according to the most recent average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, was on December 31, 2007, R$ 21.70 (R$ 24.17 on December 31, 2006). The Company has on December 31, 2007 a net shareholder equity of R$ 2,738,403 and on December 31, 2006 a net shareholder equity of R$ 1,240,225, being the equity amount of the shares of R$ 8.17 and R$ 4.24 respectively.

Special Goodwill Reserve

During fiscal year of 2007, the Company obtained a tax benefit, reflected by the cash savings in the amount of R$ 73,378 (R$ 70,404 on December 31, 2006), resulting from amortization of goodwill calculated by Globotel Participações S.A., the net assets of which were incorporated by Net Serviços de Comunicação S.A. in August 2001.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized may be capitalized in 2008 in favor of the shareholder Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.) assuring to the remaining shareholders the faculty of exercising their right of preference on the subscription of these shares.

19. Cost of services rendered

	Consolidated

	2007	2006

Pay-TV
Program scheduling costs	692,096	552,529
Materials and maintenance	43,716	33,840
Personnel	137,178	97,738
Pole rental	46,509	39,764
Depreciation	275,238	121,328
Amortization	47,668	21,845
Program schedule guide	12,879	12,804
Third party service	176,884	87,788
Network electrical power	29,083	25,623
Vehicles	16,112	11,816
Telecommunications	115,686	43,370
ECAD	21,805	16,107
Sales commission	1,794	1,453
Telemar agreement	11,016	10,484
Lease of ductand	5,801	5,490
Others	7,507	8,799

Cost of services rendered	1,640,972	1,090,778

20. Financial results

	Parent Company		Consolidated

	2007	2006	2007	2006

Income:
Interest on loans to subsidiaries and associated companies	11,734	19,284	-	-
Financial investments	23,529	7,016	58,211	39,443
Arrears interest on late monthly payments	-	-	12,390	8,698
Price level restatements	293	463	2,507	2,118
Foreign exchange fluctuations	(813)	(1,338)	(373)	(2,890)
Interest on tax credits	293	559	1,102	2,202
Non cumulative PIS and COFINS taxes	-	365	-	377
Discounts obtained	354	3	1,046	60
Other	-	-	496	-

	35,390	26,352	75,379	50,008
Expenses:
Financial charges on loans and debentures	(102,457)	(115,552)	(122,091)	(117,096)
Financial charges – Associated Companies	(591)	(2,759)	(2,101)	1
Price level restatements and foreign exchange fluctuations and others	(218)	88	204	272
Price level restatements and foreign exchange fluctuations on loans	55,050	5,209	55,694	14,388
Financial charges on contingencies	4,964	3,410	(11,123)	(2,598)
CPMF tax	(9,077)	(3,579)	(29,850)	(18,838)
PIS and COFINS taxes on income	(2,073)	(1,852)	(3,560)	(3,273)
Earnings (losses) from Hedge/Swap operations	(33,397)	(26,747)	(33,397)	(37,254)
IOF tax on bank current account	19,115	21,874	24,294	32,611
Interest on suppliers and taxes	(748)	(742)	(2,748)	(8,515)
Discounts extended	(11,495)	-	(13,435)	(22,078)
Financial assistance in the debt restructuring program	31	(357)	5	(349)
Price level restatements and foreign exchange fluctuations on program
scheduling	-	4	(2,296)	2,157
Other	(4,077)	(2,441)	(9,013)	(5,563)

	(84,973)	(123,444)	(149,417)	(166,135)

Net financial expenses	(49,583)	(97,092)	(74,038)	(116,127)

In May 2007 the Company renegotiated with Comsat Brasil Ltda.in relation to the remaining balance of the contract for sale of the company Vicom Ltda. seeking earlier payments, and granted a discount in the amount of R$ 11,495 registered under the 'discounts granted' heading .

21. Management remuneration

The aggregate value of remuneration received by the Company management for services in their respective areas of endeavor was R$ 27,227 for the fiscal year ended on December 31, 2007 (R$ 14,788 on December 31, 2006).

22. Employee benefits

Benefits:

In addition to the usual benefits provided for in labor legislation, the Company and its subsidiaries have adopted a policy including a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company. Expenses for these benefits accumulated during the fiscal year ended on December 31, 2007 totaled R$ 23,792 (R$ 16,183 on December 31, 2006).

Remuneration:

The Company and its subsidiaries have three complementary remuneration plans as shown below:

(i)Profit sharing Plan (PPR): in compliance with a union agreement whereby the Company must remunerate its employees on the basis of profit sharing in the amount of up to two additional salaries, in the event that the performance targets established according to annual planning and approved by the Company’s Board of Directors are met. For a select number of management, directors and managers of the Company, there are individual agreements in place in compliance with the targets established for these professionals.

(ii)Additional profit-sharing bonus is offered to a select number of members of the management, directors and managers of the Company, for the purpose of ensuring retention of these employees. A new cycle begins in 2008, and the same criteria will be applied as in the previous year. The provisions for payment of this plan got underway beginning in 2007 and are cumulative until paid off.

(iii)Additional Profit sharing Plan (PPR): the Company will pay up to one additional salary to employees of operators able to offer the Net Fone Via Embratel and Vírtua (Triple Play) products. The main aims of this additional plan are to reach the targets for the Triple Play product (weighting fifty percent) and the net revenue per home (weighting fifty percent).

Assuming the targets that will be met, Management has made provisions in 2007 (R$ 61,878) and 2006 (R$ 30,798), relating to these benefit plans. They are recorded under the heading salaries and social charges and have a balance on December 31, 2007 of approximately R$ 58,743 (R$ 41,600 on December 31, 2006), according to the established payment terms.

The Company has contracted civil liability insurance for acts practiced by its directors and officers – D&O, in the fulfillment of their duties.

23. Interest on own capital

Pursuant to the faculty stipulated by Law No. 9249/95, the accounting records kept by subsidiaries include interest on own capital based on the Long Term Interest Rate (local acronym TJLP) in force in the fiscal year, in the amount of R$ 40,767 (R$ 30,608 on December 31, 2006), which was entered as financial expenses, as required by fiscal legislation. For the purposes of these financial statements, these interest charges have been eliminated from the fiscal year's financial expenses and are being shown in the retained earnings account as a counter-entry for current liabilities.

The tax economy generated on this operation during the fiscal year was approximately R$ 9,480 (R$ 7,575 on December 31, 2006), due to deduction of these taxes in relation to interest on own capital credited to shareholders.

24. Financial instruments

i) Estimated market values

The realization values of the main financial assets and liabilities of the Company were determined on the basis of information available on the market and appropriate valuation methods. However, a great deal of judgment was required to interpret the market data to produce the most appropriate realization value. As a result, the following estimates do not necessarily reflect the amounts that could be realized on the current trading market. The use of different methodologies could have an effect on the estimated realization values.

The management of these instruments is conducted on the basis of operations strategies, for the purpose of liquidity, profitability and security. The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature, in derivative or any other risk assets.

Criteria, premises and limitations used in the calculation of the market values.

a) Cash and cash equivalents and financial investments.

The current account balances kept in banks and financial investments have their market values approximated to the carrying amounts.

b) Recoverable taxes

These are presented at carrying amounts, since there are no parameters for calculation of the market value.

c) Receivable/payable loans

These are shown at carrying amounts since there are no similar instruments on the market and because they are related to operations conducted with subsidiaries and associated companies.

d) Investments

The market values of investments are identical to their carrying amounts since there are no quotations for them on the market.

e) Loans, financing and debentures

The market values of loans, financing and debentures were calculated on the basis of the net present values of the future cash flows, taking the rates of interest currently available and applicable to instruments of this nature, terms and similar risks or based on market quotations of these notes.

The market values and carrying amount of financial instruments are shown below:

	Parent Company		Consolidated

	2007		2007

	Book value	Market value	Book value	Market value

6th issue debentures	584.932	584.932	584,932	584,932
Guaranteed Perpetual Notes	268,192	271,908	268,192	271,908
FINAME	-	-	98,877	98,877
Banco Itaú BBA	-	-	172,642	172,642

	853.124	856.840	1,124,643	1,128,359

f) Derivatives

The Company has a policy of mitigating market risks and avoids assuming positions exposed to fluctuations of market values and operating only with instruments, which enable controls and risks. The Company has swap operations having an initial value in the amount of US$ 12,000 thousand, reflected by the exchange of foreign exchange fluctuations by the CDI or by pre-fixed rates, for the purpose of protecting itself from the mismatched effects of these rates. On the fiscal year ended December 31, 2007, the company presented a loss of R$ 33,397 in financial expenses.

g) Limitations

The market values were estimated on the balance sheet date based on relevant market information. The changes in the premises could affect the estimates recorded.

ii) Credit risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and do not limit its exposure to one institution in particular. The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company also has a provision for doubtful accounts receivable in the amount of R$ 29,764 (R$ 24,933 on December 31, 2006) corresponding to 18% of the balance of outstanding accounts receivable (21% on December 31, 2006).

Consolidated expenses for doubtful accounts receivable totaled R$ 35,585 on December 31, 2007 (R$ 23,631 on December 31, 2006).

iii) Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to fluctuations related to the volatility effects of the foreign exchange rate in liabilities pegged to foreign currency, especially the US dollar.

Company income is substantially generated in Reais, although the Company does have equipment suppliers pegged to foreign currencies.

The Company’s foreign currency exposure is shown below:

	Consolidated

	2007	2006

US dollar pegged debt:
Loans and financing	268,192	323,619
Equipment suppliers	25,529	43,254

Liability exposure	293,721	366,873

iv) Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and/or TJLP).

The Company’s interest exposure is shown below:

2007

6th issue debentures	584,932
FINAME	98,877
CCB – Banco Itaú BBA S.A.	172,642
Financial investments denominated in reais	(507,877)

Liability exposure	348,574

25. Commitments and guarantees

The Company has entered into office rental contracts which terms average 60 months and rental contracts for poles in the main cities in which it operates, which terms average 120 months. The Company also has outsourced information technology contracts for a term of 72 months and contracts for a customer service center for a period of 36 months.

Expenses arising from these contracts are shown below:

Nature of the contracts	2007	2006

Offices	10,939	7,700
Poles	52,310	45,254
Information technology outsourcing	33,293	33,255
Customer service center outsourcing	120,097	61,822

26. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the companies by the Brazilian

Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office.

The amounts of the letters of guarantee are shown below:

2007

Net Rio Ltda.	202,722
Net Campinas Ltda.	16,435
Net Serviços de Comunicação S.A.	7,569
Net São Paulo Ltda.	2,743
Net Belo Horizonte Ltda.	1,032
Net Florianópolis Ltda.	198
Net Goiânia Ltda.	167
Net Sorocaba Ltda.	102
Net Recife Ltda.	534
Net São Carlos Ltda.	48

231,550

27. Insurance

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The premises for the risks adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them.

Total coverages per insurance area are shown below:

		Maximum annual
Area	Main coverage	coverage

Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	50,550
Loss of profits	Arising from fire, lightening and explosions of any nature (including those stemming from riots) Indemnity period = 1 month	13,900
Responsibilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossedcivil liability, pain and suffering and parking lot valets	2,400
Civil responsibility of the directors and officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts. Including worldwide coverage.	17,713

28. Tax losses carry forward

The Company and its subsidiaries have tax losses and negative social contribution tax bases in the calculation of taxable income to offset against 30% of annual taxable income in the following amounts with no statute of limitations:

	2007		2006

	Income tax	Social Contribution tax	Income tax	Social Contribution tax

Parent Company	1,165,170	1,518,822	1,139,770	1,471,563
Consolidated	3,420,023	3,900,974	3,221,877	3,677,960

29. “EBIT” or LAJIR and “EBITDA” or LAJIDA

The Company uses the EBIT or LAJIR (Operating income before interest and taxes) and EBITDA or LAJIDA (Operating income before interest, taxes, depreciation and amortization) as an indicator for measuring its economic performance.

The Company uses the EBIT and the EBITDA because they are standard financial statistical measurements, normally declared and widely used in the pay-TV sector. The EBIT and the EBITDA should not be taken into account separately or as substitutes for net income, indicator of operations performance or alternative cash flow for the calculation of liquidity. Neither measurement represents funds available for dividend distribution, re-investments or other uses and are calculated as follows:

	Consolidated

	2007	2006

Net profit for the period	174,255	81,933
Income and social contribution taxes	52,336	116,868
Equity Earnings	25,232	(380)
Net financial expenses (income)	74,038	116,127
Net non operating expenses (income)	12,459	5,698
Interest in minority shareholdings	283	(118)

EBIT	338,603	320,128
Depreciation and amortization	407,144	195,299

EBITDA	745,747	515,427

For the purpose of calculation of the EBIT and EBITDA measurements, the heading financial expenses (income) take into account the breakdown of accounts as explained in explanatory note 20.

30. Subsequent events

a) Alteration Law 6.404/76

Law No. 11.638 published in the Official Federal Gazette on December 28, 2007 altered several provisions of Law 6.404 (Corporations Law). These alterations came into effect on January 1, 2008.

Among the main changes introduced, we highlight the following that our management belive may modify the presentation of our financial statements and criteria for determining our balance sheet and financial position and our income as of the reporting period ending in 2008:

  The Statement of Sources and Uses of Funds (DOAR) is no longer required.. An Added Value Statement (DVA) has also been introduced as a required publication.
  A new item, "asset valuation adjustments", has been introduced as part of net shareholder equity. Adjustments to asset evaluations means amounts not computed in the earnings of the period under the accrual regime, compensations for increases or decreases in value attributed to elements of assets and liabilities, arising from valuation at market prices.
  Pre-operational expenses and restructuring expenses that will materially contribute to increased earnings for more than one reporting period and do not amount to just a reduction in costs or extra operational efficiency will be classified under Differed Assets.
  Additionally the criteria for asset and liability valuation have been altered, in particular the following points:
  Items in assets and liabilities arising from long-term operations as well as relevant short- term operations will be adjusted to present value in accordance with international accounting practices;
  The recovery value of assets and rights in the PP&E, intangible and differed assets items must be valued periodically to register potential losses or to review criteria and rates for depreciation, amortization and depletion;
  Rights classified as intangible assets must be valued at the cost incurred for acquisition deducted from the balance of the respective amortization account;
  Financial Instruments "available for sale" or "available for trading"” must now be valued at market price;
  All other financial instruments must be valued at updated cost or adjsuted to probable sale value, if the latter is less.
  In conversion, acquisition, merger or split transactions between independent parties involving effective transfer of control, valuation of assets and liabilities must be made at market prices.

  Holdings debentures, of employees and officers, even in the form of financial instruments, and employee pension or assistance funds or institutions that are not characterized as expenses, must be included in the statement of income for the period.

The Company’s officers are in the process of evaluating the effects the above-mentioned changes will have on its net shareholder equity and income for 2008, and considering guidelines and definitions to be issued by regulatory agencies. At this point, the Management belies it is not possible to determine the effects of these alterations for income and shareholder equity for the period ended December 31, 2007.

b) Shareholders agreement

On January 31, 2008, the Company’s Board of Directors approved a capital increase with the subscription of 1,229,387 common and 2,454,256 preferred shares in the amount of R$ 73.378 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A., as detailed in note 18, subject to the non-controlling pre-emptive stockholders rights.

Cash flow statements
Fiscal years ended on December 31, 2007 and 2006.
(In thousands of Reais)

	Parent Company		Consolidated

	2007	2006	2007	2006

Cash Flows from operating activities
Net profit for the period	174,255	81,933	174,255	81,933
Items which do not affect cash
Equity Earnings	(265,883)	(219,192)	25,232	(380)
Interest charges and net exchange-rate /monetary changes	(40,715)	19,442	(18,554)	28,324
Interest expenses on loans	102,354	9,626	120,841	9,626
Loss on hedge instruments	33,397	26,747	33,397	37,254
Loss of investment capital	4,772	63	-	-
Depreciation and amortization	45,750	32,363	404,590	195,299
Interests on own capital, not settled	24,692	15,255	-	-
Interest in minority shareholdings	-	-	283	(118)
Deferred income and social contribution taxes	-	-	15,323	91,734
Results from writing off permanent assets	(29)	575	13,208	7,536
Provision for contingencies	(38,407)	(46,910)	(50,349)	(84,322)

Variations in assets and liabilities
(Increase) decrease in accounts receivable	-	-	(27,350)	(21,449)
(Increase) decrease in inventories and other credits	-	-	(6,762)	(9,288)
(Increase) decrease in recoverable taxes	(6,502)	1,154	(20,841)	5 ,850
Reduction in dividends received	555	163,531	-	-
(Increase) decrease in other assets	17,152	14,063	8,023	72,566
(Increase) decrease in prepaid expenses	2,952	(7,217)	(2,932)	(10,118)
Increase (decrease) of suppliers and program scheduling	17,647	25,806	57,351	94,899
Increase (decrease) in fiscal obligations	399	351	35,696	(129)
Increase (decrease) in salaries and social charges	321	14,649	19,627	27,505
Increase (decrease) in provisions and other accounts payable	(88,168)	(19,098)	(2.629)	13,479

Net cash provided by (used in) operating activities	(15,458)	113,141	778,409	540,201

Cash flow from investment activities
Acquisition of interest in companies	(25,656)	(120,839)	(21,579)	(4,229)
Acquisition of property, plant and equipment and deferred charges	(17,795)	(10,120)	(729,393)	(487,894)
Sale permanent assets	133	1,247	917	1,756
Caixa Proveniente de aquisição de empresas	-	-	106,831	-

Net cash used in investment activities	(43,318)	(129,712)	(643,224)	(490,367)

	Parent Company		Consolidated

	2007	2006	2007	2006

Cash flow from financing activities
Loans and financings – current / non current
Incoming	-	906,966	97,9	906,966
Payments	(103,5	(699,003)	(169,9	(782,979)
Related Parties
Incoming	998,92	418,283	-	-
Payments	(1,0	(442,242)	-	-
Capital increase and share issue discount	-	29,880	-	29,880

Net cash provided by (used in) finance activities	(107,8	213,884	(72,0	153,867

Increase (decrease) in cash and cash equivalents	(166,6	197,313	63,14	203,701

Statement of the increase in cash and cash equivalents
At the beginning of the period	252,12	54,812	506,4	302,756
At the end of the period	85,4	252,125	569,6	506,457

Increase (decrease) in cash and cash equivalents	(166,6	197,313	63,14	203,701

The explanatory notes are an integral part of the financial statements.

OTHER RELEVANT INFORMATIONS

According to the Company’s Bylaws, any disputes and controversies arising from or related to these Bylaws, Level 2 Regulation, the provisions of Law No. 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Promissory Clause).

SHARE OWNERSHIP ON 12/31/2007

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	57.029.290	51,0%	0	0	57.029.290	17,0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	1.880.731	1,7%	0	0	1.880.731	0,6%
DISTEL HOLDING S.A.	9.685.782	8,7%	0	0	9.685.782	2,9%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2.081.588	1,9%	15.823.677	7,1%	17.905.265	5,3%
EMBRATEL PARTICIPAÇÕES S.A.	40.424.873	36,2%	12.090.947	5,4%	52.515.820	15,7%
OTHER SHAREHOLDERS	719.873	0,6%	195.318.716	87,5%	196.038.589	58,5%
TOTAL SHARES	111.822.137	100,0%	223.233.340	100,0%	335.055.477	100,0%
ON AND PN AS % OF TOTAL	33,4%		66,6%		100,00%

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	72.294.098	26,0	0	0	72.294.098	8,6
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	70.093.585	25,0	0	0	70.093.585	8,4
EMBRATEL PARTICIPAÇÕES S.A.	136.803.849	49,0	558.383.064	100,0	695.186.913	83,0
TOTAL SHARES	279.191.532	100,0	558.383.064	100,0	837.574.596	100,0
ON AND PN AS % OF TOTAL	33,3%		66,7%		100,0%

DISTEL HOLDING S.A.
SHARE OWNERSHIP ON 12/31/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	129.046.292	100,0
OTHER SHAREHOLDERS	6	0,0

TOTAL	129.046.298	100,0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES S.A.	333.335	100,0	666.665	100,0	1.000.000	100,0
TOTAL SHARES	333.335	100,0	666.665	100,0	1.000.000	100,0

ON AND PN AS % OF TOTAL	33,4%		66,6%		100,0%

CARDEIROS PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2007

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
RIM 1947 Participações S.A.	151.414	33,34	301.920	33,34	453.334	33,34
JRM 1953 Participações S.A.	151.413	33,33	301.920	33,33	453.333	33,33
ZRM 1955 Participações S.A.	151.413	33,33	301.920	33,33	453.333	33,33

TOTAL	454.240	100,00	905.760	100,00	1.360.000	100,00

RIM 1947 Participações S.A.
SHARE OWNERSHIP ON 12/31/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Roberto Irineu Marinho	525.000	100.0	524.993	99,9	1.049.993	99,9
OTHER SHAREHOLDERS			7	0,1	7	0,1
TOTAL	525.000	100,0	525.000	100,0	1.050.000	100,0

JRM 1953 Participações S.A.
SHARE OWNERSHIP ON 12/31/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOÃO ROBERTO MARINHO	350.700	100.0	699.295	99,9	1.049.995	99,9
OTHER SHAREHOLDERS			5	0,1	5	0,1
TOTAL	350.700	100,0	699.300	100,0	1.050.000	100,0

ZRM 1955 Participações S.A.
SHARE OWNERSHIP ON 12/31/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOSÉ ROBERTO MARINHO	525.000	100.00	524.992	99,9	1.049.992	99,9
OTHER SHAREHOLDERS			8	0,1	8	0,1
TOTAL	525.000	100,0	525.000	100,0	1.050.000	100,0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	5.679.815.484	99,0
OTHER SHAREHOLDERS	57.990.761	1,0

TOTAL SHARES	5.737.806.245	100,0

EMBRATEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2007

SHAREHOLDER	ON	%	PN	%	ON+PN	%
STARTEL PARTICIPAÇÕES LTDA	148.345.890.385	28,95	118.103.552.586	24,80	266.449.442.971	26,95
NEW STARTEL PARTICIPAÇÕES LTDA.	5.619.208.510	1,10	4.470.908.233	0,94	10.090.116.743	1,02
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	117.979.543.741	23,02	340.397.390.548	71,47	458.376.934.289	46,36
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230.452.628.060	44,97	3.021.270.000	0,63	233.473.898.060	23,61
AÇÕES EM TESOURARIA	0	0	0	0	0	0
OTHER SHAREHOLDERS	10.083.061.248	1,97	10.285.200.996	2,16	20.368.262.244	2,06

TOTAL SHARES	512.480.331.944	100,0	476.278.322.363	100,0	988.758.654.307	100,0

ON AND PN AS % OF TOTAL	51,8%		48,2%		100%

CONTROLADORA DE SERV. TELEC. S.A. DE C.V.
SHARE OWNERSHIP ON 12/31/2007

FOREIGN OWNED COMPANY

NEW STARTEL PARTICIPAÇÕES LTDA.
SHARE OWNERSHIP ON 12/31/2007

SHAREHOLDER	ON	%
STARTEL PARTICIPAÇÕES LTDA	99.294.805	74,79
CONTROLADORA DE SERV. TELEC. S.A. DE C.V	33.477.562	25,21

TOTAL SHARES	132.772.367	100,0

STARTEL PARTICIPAÇÕES LTDA

SHARE OWNERSHIP ON 12/31/2007

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A. DE C.V.	3.987.194.182	99,99
TELMEX SOLUTIONS TELECOM. LTDA	7.699	0,01

TOTAL SHARES	3.987.201.881	100,0

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 12/31/2007

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A. DE C.V	3.106.244.422	99,99
NEW STARTEL PARTICIPAÇÕES LTDA.	2	0,01

TOTAL SHARES	3.106.244.424	100,0

QUANTITY OF SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	196.038.589
SHARES IN CIRCULATION (ON)	719.873
SHARES IN CIRCULATION (PN)	195.318.716
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 09/30/2007	58,51%

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND DIRECTOR ON 31/12/2007*

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	111.002.875 27.914.624 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	21 26.106 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	1 0 0

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND DIRECTOR ON 12/31/2006*

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	108.600.355 27.628.456 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 135 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 19.435 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.